浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

82-34629

05011822

September 22, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 17 2005
WASH, D.C.
185

Re: Rule 12g3-2(b) Exemption – File Number ~~82-5237~~
Zhejiang Expressway Co., Ltd. (the "Company")

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) there under. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of the Interim Report of the Company for the six months ended June 30, 2005; as well as a copy of the Notice of Extraordinary General Meeting and Change of Auditors.

Thank you for your attention.

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Sincerely yours,

Fiona Sze
Executive Assistant
Zhejiang Expressway Co., Ltd.

10/19

Cc: Ms. Gigi Lau, Sherry Lai– Herbert Smith, (852) 2845 9099

中国・杭州市曙光路15号世贸大厦十九楼(310007) 19F World trade center,15 Shuguang Rd, Hangzhou P.R. China
总机Tel: 798 5588 传真Fax: 86-571-798 5599 网址http://www.zjec.com.cn

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker, licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Zhejiang Expressway Co., Ltd. (the "**Company**"), you should at once hand this circular and the accompanying form of proxy to the purchaser(s) or transferee(s) or to the bank, stock broker, licensed corporation, or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0576)

EXTRAORDINARY GENERAL MEETING AND CHANGE OF AUDITORS

A notice convening the extraordinary general meeting of the Company to be held at 9:00 a.m. on Monday, October 31, 2005 at 18th Floor, Zhejiang World Trade Center, 122 Shuguang Road, Hangzhou, Zhejiang Province, 310007, the PRC, is set out on page 3 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company as soon as possible and, in any event, at least 24 hours before the time appointed for the holding of the meeting.

September 15, 2005

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0576)

Board of directors

Executive directors
Geng Xiaoping
Fang Yunti
Zhang Jingzhong
Xuan Daoguang

Non-executive directors
Zhang Luyun
Zhang Yang

Independent non-executive directors
Tung Chee Chen
Zhang Junsheng
Zhang Liping

Registered address:
19th Floor,
Zhejiang World Trade Center,
122 Shuguang Road,
Hangzhou, Zhejiang Province, 310007,
The People's Republic of China

September 15, 2005

To the Shareholders

Dear Sir or Madam,

EXTRAORDINARY GENERAL MEETING AND CHANGE OF AUDITORS

NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice convening the extraordinary general meeting of Zhejiang Expressway Co., Ltd. to be held at 9:00 a.m. on Monday, October 31, 2005 at 18th Floor, Zhejiang World Trade Center, 122 Shuguang Road, Hangzhou, Zhejiang Province, 310007, the PRC for the

purpose of considering the proposals of the board ("Board") of directors ("Directors") of the Company to (i) declare interim dividend of the Company; (ii) appoint the Hong Kong auditors of the Company; and (iii) appoint the People's Republic of China auditors of the Company is contained on page 3 of this circular.

PROPOSED CHANGE OF AUDITORS

On August 26, 2005, the Board announced that it has resolved to propose to the shareholders of the Company ("Shareholders") to appoint Deloitte Touche Tohmatsu ("Deloitte") as the new Hong Kong auditors of the Company until the holding of the next annual general meeting of the Company in 2006.

The outgoing auditors of the Company, Ernst & Young ("EY"), has confirmed that there were no circumstances leading to the termination of their appointment as auditors which it considered ought to be brought to the attention of the Company. EY will not be involved in the preparation of the audited financial information of the Company for the financial year to be ended December 31, 2005. As disclosed in the Company's announcement dated August 26, 2005, the Directors had confirmed that they are not aware of any matter that needs to be brought to the attention of the Shareholders in relation to the proposed change of auditors.

The decision to recommend Deloitte as the new Hong Kong auditors of the Company was arrived at by the Board after an open bidding process by the Company that was participated by a number of international qualifying auditing firms, including EY and Deloitte.

PROCEDURES FOR DEMANDING POLL BY THE SHAREHOLDERS

Pursuant to the articles of association of the Company, at any Shareholders' general meeting a resolution shall be passed by a show of hands, or unless a poll may be demanded by (i) the chairman of the meeting; (ii) at least two Shareholders or proxies having the right to vote; or (iii) Shareholder(s) or proxy(ies) representing 10% or more of the total voting rights of all the Shareholders having the right to vote at such meeting, prior to or after a show of hands.

The demand for a poll may be withdrawn by the person making such demand.

RECOMMENDATION

The Directors believe that the proposed change of the Company's auditors is in the interests of the Company and the Shareholders and therefore recommend the Shareholders to vote in favour of the ordinary resolutions at the aforesaid extraordinary general meeting.

Yours faithfully
By order of the Board
Zhang Jingzhong
Company Secretary

Hangzhou, the PRC
September 15, 2005

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0576)

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "EGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 9:00a.m. on Monday, October 31, 2005 at 18th Floor, Zhejiang World Trade Center, 122 Shuguang Road, Hangzhou, Zhejiang Province, 310007, the PRC, for the purpose of considering and if thought fit, to pass, with or without modification or amendment, the following ordinary resolutions:

1. **THAT** an interim dividend of Rmb 7.0 cents per share in respect of the six months ended June 30, 2005, representing approximately 43% of net profit of the Company during the period, be and is hereby approved and declared.

2. **THAT** Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong be and is hereby appointed as the Hong Kong auditors of the Company, and the board of directors of the Company be and is hereby authorised to fix their remuneration.

3. **THAT** Zhejiang Pan China Certified Public Accountants be and is hereby re-appointed as the People's Republic of China auditors of the Company, and the board of directors of the Company be and is hereby authorised to fix their remuneration.

By Order of the Board
Zhang Jingzhong
Company Secretary

Hangzhou, the PRC
September 15, 2005

Notes:

1. **Registration procedures for attending the EGM**

   (1) Holders of H Shares of the Company ("H Shares") and domestic shares of the Company ("Domestic Shares") intending to attend the EGM should return the reply slip for attending the EGM to the Company on or before October 10, 2005 by fax or by post.

(2) A shareholder or his/her/its proxy should produce proof of identity when attending the EGM. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative to attend the meeting.

2. **Proxy**

(1) A shareholder eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote at the EGM on behalf of him. A proxy needs not be a shareholder of the Company.

(2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarized.

(3) To be valid, the power of attorney or other authorization document(s) (which have been notarized) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at 46th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, at least 24 hours before the time designated for holding of the EGM.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

3. **Closure of register of members**

The register of members holding H shares of the Company will be closed from October 1, 2005 to October 30, 2005 (both days inclusive).

4. **Eligibility of holders of H Shares for attending the EGM**

Holders of H Shares who intend to attend the EGM must deliver all transfer instruments and the relevant shares certificates to Hong Kong Registrars Limited at Rooms 1712-1716,17th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, at or before 4:00p.m. on Friday, September 30, 2005.

5. **Miscellaneous**

(1) The EGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2) The registered address of the Company is:

19th Floor, Zhejiang World Trade Center
122 Shuguang Road
Hangzhou, Zhejiang Province, 310007
The People's Republic of China

Telephone No.: (+86)-571-8798 7700
Facsimile No.: (+86)-571-8795 0329

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0576)

Proxy Form for Extraordinary General Meeting

Number of Shares related to this proxy form (note 1)	H Shares/Domestic Shares*

I (We) (note 2) ____________________
of ____________________ ,
being the holder(s) of (note 1) ____________ H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company") now appoint (note 3) ____________
(I.D. No.: ____________ of ____________
____________) /the Chairman of the meeting as my (our) proxy, to attend and vote on my (our) behalf in respect of the ordinary resolutions in accordance with the instruction(s) below at the extraordinary general meeting of the Company (the "EGM") to be held at 9:00a.m. on Monday, October 31, 2005 at 18th Floor, Zhejiang World Trade Center, 122 Shuguang Road, Hangzhou, Zhejiang Province, 310007, the People's Republic of China (the "PRC"), for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the EGM. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion (note 4).

Ordinary Resolutions:	For (note 4)	Against (note 4)
1. **THAT** an interim dividend of Rmb 7.0 cents per share in respect of the six months ended June 30, 2005, representing approximately 43% of net profit of the Company during the period, be and is hereby approved and declared.		
2. **THAT** Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong be and is hereby appointed as the Hong Kong auditors of the Company, and the board of directors of the Company be and is hereby authorised to fix their remuneration.		
3. **THAT** Zhejiang Pan China Certified Public Accountants be and is hereby re-appointed as the People's Republic of China auditors of the Company, and the board of directors of the Company be and is hereby authorised to fix their remuneration.		

Date: ____________ , 2005 Signature: ____________ (note 5)

Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in **BLOCK LETTERS**.
3. Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. Proxies may not be member(s) of the Company and may be appointed to attend and vote in the EGM provided that such proxies must attend the EGM in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.
4. If you wish to vote **FOR** any resolution, please indicate with a "√" in the appropriate space under "**For**". If you wish to vote **AGAINST** any resolution, please indicate with a "√" in the appropriate space under "**Against**". In the absence of any such indication, the proxy will vote or abstain at his discretion.
5. This form of proxy must be signed under hand by you or your attorney duly authorized in that behalf. If the appointor is a corporation, this form must be affixed with its common seal or signed by its director(s) or duly authorized representative(s).
6. This form of proxy together with the power of attorney or any other authorization document(s) which have been notarized, must be delivered, in the case of a holder of domestic share(s), to the Company at 19th Floor, Zhejiang World Trade Center, 122 Shuguang Road, Hangzhou, Zhejiang Province, 310007, the PRC and in the case of a holder of H share(s), to Hong Kong Registrars Limited at 46th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, at least 24 hours before the time designated for the holding of the EGM.

* *Please delete as appropriate.*

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：0576)

臨時股東大會適用的委託代理人表格

與本委託代理人表格有關的股份數目 (註1)	H股／內資股*

本人(或吾等) (註2)：______________________________

地址為：______________________________，

為浙江滬杭甬高速公路股份有限公司(「本公司」)股份 (註1)：H股／內資股*______________

股之持有人，現委託 (註3) ______________ (身份證號碼：______________，

地址為：______________________________)／

大會主席為本人(或吾等)的代理人，代表本人(或吾等)出席本公司於二零零五年十月三十一日(星期一)上午九時正在中華人民共和國(「中國」)浙江省杭州市310007曙光路122號浙江世貿大廈十八樓召開的臨時股東大會，藉以考慮及酌情通過召開上述會議的通告所列載的普通決議案，並代表本人(或吾等)依照下列指示就決議案投票。如無作出指示，則代理人可自行決定投贊成票或反對票 (註4)。

普通決議案	贊成 (註4)	反對 (註4)
1. 批准並宣派截至二零零五年六月三十日止之六個月中期股息每股人民幣7.0分，約佔同期純利的43%。		
2. 批准聘任德勤•關黃陳方會計師行為本公司的香港核數師，並授權本公司董事會釐定其酬金。		
3. 批准續聘浙江天健會計師事務所為本公司的中國核數師，並授權本公司董事會釐定其酬金。		

日期：二零零五年________月________日　　　　簽署：______________________ (註5)

附註：

1. 請填上以　閣下名義登記與委託代理人表格有關的股份數目。如未有填上數目，則本委託代理人表格將被視為與本公司股本中所有以　閣下名義登記的股份有關。

2. 請用**正楷**填上全名及地址。

3. 請填上受委託代理人的姓名和地址。如未填上姓名，則臨時股東大會主席將出任　閣下的代理人。受委託代理人不必為本公司股東，但必須親自代表　閣下出席及於臨時股東大會上投票。本代表委任表格的每項變更，將須由簽署人簽字示可。

4. 閣下如欲投票贊成決議案，請在「**贊成**」欄內適當地方加上「√」號；如欲投票反對決議案，則請在「**反對**」欄內適當地方加上「√」號，如無任何指示，受委託人可自行酌情投票或放棄投票。

5. 委託代理人表格必須由　閣下或　閣下之正式書面授權人簽署。如委託人為一法人，則本表格必須加蓋法人印章或由其董事或正式委託的代理人簽署。

6. 就內資股股東而言，本委託代理人表格連同簽署人經公證的授權書或其他授權文件(如有)，最後須於臨時股東大會指定舉行時間24小時前送達本公司(地址為中國浙江省杭州市310007曙光路122號浙江世貿大廈十九樓)；而就H股股東而言，本委託代理人表格連同簽署人經公證的授權書或其他授權文件(如有)，最後須於臨時股東大會指定舉行時間24小時前送達香港證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)。

* *請刪去不適用者*

閣下如對本通函任何方面或應辦的手續**有任何疑問**，應諮詢　閣下的股票經紀、持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的浙江滬杭甬高速公路股份有限公司（「本公司」）股份全部售出或轉讓，應立即將本通函及隨附的代表委任表格送交買主或承讓人，或經手買賣或轉讓的銀行、股票經紀、持牌法團或其他代理商，以便轉交買主或承讓人。

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.
（於中華人民共和國註冊成立的股份有限公司）
（股份代號：0576）

臨時股東大會
及
更換核數師

本公司謹訂於2005年10月31日（星期一）上午九時正，假座中國浙江省杭州市310007曙光路122號浙江世貿大廈18樓召開臨時股東大會，大會通告載於本通函第3頁。無論　閣下能否親身出席大會，務請　閣下按隨附的代表委任表格印列的指示填妥該表格，及無論如何於召開大會的指定時間至少24小時前盡快交回本公司。

2005年9月15日

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.
(於中華人民共和國註冊成立的股份有限公司)
(股份代號：**0576**)

董事會

執行董事
耿小平
方雲梯
章靖忠
宣道光

非執行董事
張魯芸
張楊

獨立非執行董事
董建成
張浚生
張利平

註冊地址：
中華人民共和國
浙江省杭州市310007
曙光路122號
浙江世貿大廈19樓

敬啟者：

臨時股東大會
及
更換核數師

臨時股東大會通告

浙江滬杭甬高速公路股份有限公司謹訂於2005年10月31日(星期一)上午九時正，假座中國浙江省杭州市310007曙光路122號浙江世貿大廈18樓召開臨時股東大會，以考慮通過本

公司董事(「董事」)會(「董事會」)就(i)宣派本公司的中期股息;(ii)委任本公司的香港核數師;及(iii)委任本公司的中華人民共和國核數師提出的建議,大會通告載於本通函第3頁。

建議更換核數師

於2005年8月26日,董事會宣布,其已決議向本公司股東(「股東」)建議委任德勤•關黃陳方會計師事務所(「德勤」)為本公司的新香港核數師,直至本公司於2006年舉行下屆股東週年大會為止。

本公司即將離任的核數師安永會計師事務所(「安永」)已確認,其認為並無任何情況導致其核數師的委聘被終止而須提請本公司注意。安永將不會參與編制本公司截至2005年12月31日止財政年度的經審核財務資料。誠如本公司於2005年8月26日刊發的公布所披露,董事已確認,據彼等所知,並無任何有關建議更換核數師的事宜,須提請股東注意。

建議委任德勤為本公司新香港核數師的決定,乃經本公司舉行公開投標程序後由董事會達致,多間國際合資格核數師行,包括安永及德勤,均參與了是次公開投標程序。

股東要求以投票方式表決的程序

根據本公司的公司組織章程細則,於任何股東大會上,決議案須以舉手表決的方式通過,惟於進行舉手表決之前或之後,由(i)大會主席;(ii)至少兩名有權投票的股東或委任代表;或(iii)持有於該會議上有權投票的所有股東的總投票權10%或以上的股東或委任代表要求以投票方式表決的情況除外。

以投票方式表決的要求可由提出該要求的人士撤回。

推薦建議

董事會相信,更換本公司核數師的建議符合本公司及股東的利益,因此建議股東於上述臨時股東大會上投票贊成該項普通決議案。

此致

列位股東 台照

承董事會命
公司秘書
章靖忠
謹啟

中國 杭州市
2005年9月15日

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：0576)

茲通告本公司謹訂於二零零五年十月三十一日(星期一)上午九時正在中國浙江省杭州市310007曙光路一二二號浙江世貿大廈十八樓舉行臨時股東大會，以便審議及如恰當，無論修改或補充後，批准以下普通決議案：

1. 批准並宣派截至二零零五年六月三十日止之六個月中期股息每股人民幣7.0分，約佔同期純利的43%。

2. 批准聘任德勤•關黃陳方會計師行為本公司的香港核數師，並授權本公司董事會釐定其酬金。

3. 批准續聘浙江天健會計師事務所為本公司的中國核數師，並授權本公司董事會釐定其酬金。

承董事會命

章靖忠

董事會秘書

中國　杭州市

二零零五年九月十五日

附註：

1. 出席臨時股東大會的登記手續

(1) 擬出席臨時股東大會的H股(「H股」)及內資股(「內資股」)股東，應將出席臨時股東大會的回條於二零零五年十月十日或之前通過傳真或郵寄方式送達本公司。

(2) 股東或股東代理人出席臨時股東大會時應出示其本人身份證明。公司股東如果派其法人代表出席會議，該法人代表應出示其本人的身份證明，以及該股東的董事會或其他權力機構委派該法人代表的有關決議副本。

2. 股東代理人

(1) 有權出席臨時股東大會及投票的股東有權以書面委託一位或多位代理人代其出席臨時股東大會及參加投票，受委託之代理人不必為本公司股東。

(2) 股東代理人必須由委託人或其受託人正式以書面方式委託。如委託人為一法人，則委託文件須加蓋其法人印章或由其董事或正式授權代表簽署。如委託代理人表格由委託人的受託人簽署，則授權該受託人的授權書或其他授權文件必須經過公證。

(3) 就內資股股東而言，經公證人公證的授權書或其他授權文件及有關之委託代理人表格，均必須於臨時股東大會指定舉行時間24小時或之前送達本公司(地址載於以下第五段)，文件方為有效。就H股股東而言，經公證人公證的授權書或其他授權文件及有關之委託代理人表格，均必須於臨時股東大會指定舉行時間24小時或以前送達香港證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心46樓)，文件方為有效。

(4) 股東代理人可以舉手或投票方式行使表決權，但是股東如委任超過一名股東代理人，其股東代理人只能以投票方式行使表決權。

3. 暫停辦理股份過戶登記手續

就本次臨時股東大會本公司將自二零零五年十月一日至二零零五年十月三十日(包括首尾兩天)期間內停止辦理H股股份過戶登記手續。

4. H股股東出席臨時股東大會的資格

H股股東如要出席臨時股東大會，必須將其轉讓文件及有關股票於二零零五年九月三十日(星期五)下午四時或之前，送交香港證券登記有限公司(地址為：香港灣仔皇后大道東183號合和中心17樓1712－1716室)。

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0576)

Reply Slip for Extraordinary General Meeting

I(We) ____

of ____,

telephone number: ____________________ and fax number: ____________________,

being the holder(s) of ____________________ H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company") hereby confirm that I(we) wish to attend or appoint a proxy to attend on my(our) behalf at the extraordinary general meeting of the Company (the "EGM") to be held at 9:00a.m. on Monday, October 31, 2005 at 18th Floor, Zhejiang World Trade Center, 122 Shuguang Road, Hangzhou, Zhejiang Province, 310007, the People's Republic of China (the "PRC").

Signature: ____________________________

Date: ____________________________

Note: Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company at 19th Floor, Zhejiang World Trade Center, 122 Shuguang Road, Hangzhou, Zhejiang Province, 310007, the PRC by post or by facsimile (fax no.: (+86)-571-8795 0329) such that the same shall be received by the Company on or before October 10, 2005. Failure to sign and return this slip, however, will not preclude an eligible shareholder from attending the EGM.

* *Please delete as appropriate.*

(2) 股東或股東代理人出席臨時股東大會時應出示其本人身份證明。公司股東如果派其法人代表出席會議，該法人代表應出示其本人的身份證明，以及該股東的董事會或其他權力機構委派該法人代表的有關決議副本。

2. **股東代理人**

(1) 有權出席臨時股東大會及投票的股東有權以書面委託一位或多位代理人代其出席臨時股東大會及參加投票，受委託之代理人不必為本公司股東。

(2) 股東代理人必須由委託人或其受託人正式以書面方式委託。如委託人為一法人，則委託文件須加蓋其法人印章或由其董事或正式授權代表簽署。如委託代理人表格由委託人的受託人簽署，則授權該受託人的授權書或其他授權文件必須經過公證。

(3) 就內資股股東而言，經公證人公證的授權書或其他授權文件及有關之委託代理人表格，均必須於臨時股東大會指定舉行時間24小時或之前送達本公司（地址載於以下第五段），文件方為有效。就H股股東而言，經公證人公證的授權書或其他授權文件及有關之委託代理人表格，均必須於臨時股東大會指定舉行時間24小時或以前送達香港證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心46樓），文件方為有效。

(4) 股東代理人可以舉手或投票方式行使表決權，但是股東如委任超過一名股東代理人，其股東代理人只能以投票方式行使表決權。

3. **暫停辦理股份過戶登記手續**

就本次臨時股東大會本公司將自二零零五年十月一日至二零零五年十月三十日（包括首尾兩天）期間內停止辦理H股股份過戶登記手續。

4. **H股股東出席臨時股東大會的資格**

H股股東如要出席臨時股東大會，必須將其轉讓文件及有關股票於二零零五年九月三十日（星期五）下午四時或之前，送交香港證券登記有限公司（地址為：香港灣仔皇后大道東183號合和中心17樓1712－1716室）。

5. 其他事項

(1) 臨時股東大會會期不會超過一天，參加大會的股東往返食宿費用自理。

(2) 本公司註冊地址：

中華人民共和國
浙江省杭州市310007
曙光路122號
浙江世貿大廈19樓

聯繫電話：(+86) -571-8798 7700
傳真：(+86) -571-8795 0329

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：0576)

臨 時 股 東 大 會 回 條

本人(或吾等)：____________________

地址：____________________

電話：____________________ 傳真：____________________

為浙江滬杭甬高速公路股份有限公司(「本公司」)股份：H股／內資股*____________股之持有人茲確認，本人(或吾等)願意(或委託代理人)代為出席本公司於二零零五年十月三十一日(星期一)上午九時正在中華人民共和國(「中國」)浙江省杭州市310007曙光路122號浙江世貿大廈十八樓舉行的臨時股東大會(「臨時股東大會」)。

簽署：____________________

日期：____________________

附註： 凡有權出席臨時股東大會的股東務請填妥回條，以郵寄或傳真方式於二零零五年十月十日或之前送達本公司(地址為中國浙江省杭州市310007曙光路122號浙江世貿大廈十九樓或傳真號碼(+86) -571-8795 0329)；惟未能簽署及交回本回條的合資格股東，仍可出席臨時股東大會。

* *請刪去不適用者*

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0576)

Reply Slip for Extraordinary General Meeting

I(We) ____

of ____,

telephone number: ____________________ and fax number: ____________________,

being the holder(s) of ____________________ H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company") hereby confirm that I(we) wish to attend or appoint a proxy to attend on my(our) behalf at the extraordinary general meeting of the Company (the "EGM") to be held at 9:00a.m. on Monday, October 31, 2005 at 18th Floor, Zhejiang World Trade Center, 122 Shuguang Road, Hangzhou, Zhejiang Province, 310007, the People's Republic of China (the "PRC").

Signature: ______________________________

Date: ______________________________

Note: Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company at 19th Floor, Zhejiang World Trade Center, 122 Shuguang Road, Hangzhou, Zhejiang Province, 310007, the PRC by post or by facsimile (fax no.: (+86)-571-8795 0329) such that the same shall be received by the Company on or before October 10, 2005. Failure to sign and return this slip, however, will not preclude an eligible shareholder from attending the EGM.

* *Please delete as appropriate.*

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.


Shanghai
Hangzhou
Ningbo
Taizhou

Creating Value through

Service Excellence.

2005
Interim Report

Pursue Excellence, Create Value, Cultivate Harmony.

The corporate mission of Zhejiang Expressway is to pursue excellence as our premises and to create value as our goal. In pursuing excellence in various aspects, we also take creating optimal value for various stakeholders as a starting point as well as an objective. We believe that only through creating the best value for various stakeholders including shareholders, customers, employees, business partners and the community at large and cultivating co-dependent, harmonious relationships with them will the Company achieve sustainable, long-term success.

Contents

The directors (the "Directors") of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to present the unaudited consolidated operating results of the Company and its subsidiaries (collectively the "Group") for the six months ended June 30, 2005 (the "Period"), prepared in conformity with accounting principles generally accepted in Hong Kong, with basis of preparations as stated in Note 1 to the consolidated financial statements set out below.

During the Period, turnover for the Group grew 13.5% over the same period in 2004 to reach Rmb1,673.9 million, while net profit from ordinary activities attributable to shareholders of the Company grew 18.1% to reach Rmb711.5 million. Earnings per share for the Period amounted to Rmb16.38 cents, representing an increase of 18.1% over the same period in 2004.

The Directors have recommended to pay an interim dividend of Rmb7.0 cents per share, subject to the approval of the shareholders at the Company's proposed extraordinary general meeting to be held on October 31, 2005.

The ongoing macro-economic control measures at the national level, accompanied by growing structural conflicts as well as a slowdown in the investment growth rate at the provincial level, have slowed down the pace of economic growth in Zhejiang Province, causing the GDP growth rate to come down from 15.5% in the first half of 2004 to 12.0% during the Period.

The slower economic growth rate in Zhejiang Province during the Period was a major factor that contributed to significantly lower traffic volume growth rates on the expressways operated by the Group.

During the Period, income from toll road operations grew 11.4% compared to the same period in 2004 to Rmb1,617.9 million, while income from toll road-related business operations grew 34.9% to Rmb170.3 million.

A breakdown of the Group's turnover during the Period is set out below:

	Six months ended June 30,		
	2005	2004	
	Rmb'000	Rmb'000	% Change
Toll income			
Shanghai-Hangzhou-Ningbo Expressway	**1,215,355**	1,106,114	9.9%
Shangsan Expressway	**402,549**	345,916	16.4%
Other income			
Service areas	**116,696**	81,852	42.6%
Advertising	**23,786**	19,510	21.9%
Subtotal	**1,758,386**	1,553,392	13.2%
Less: Revenue taxes	**(84,474)**	(79,025)	6.9%
Turnover	**1,673,912**	1,474,367	13.5%

Toll Road Operations

Traffic volume growth on the expressways operated by the Group remained solid in the first half of 2005, though at significantly lower rates than those of the past few years.

Average daily traffic volume on the Shanghai-Hangzhou-Ningbo Expressway in full-trip equivalents was 35,295 during the Period, representing a growth of approximately 7.2% compared to the same period in 2004, while toll income generated was Rmb1,215.4 million, representing an increase of 9.9% compared to the same period in 2004.

The Shangsan Expressway, on the other hand, recorded average daily traffic volume in full-trip equivalents of 20,794 during the Period, and generated toll income of Rmb402.5 million, representing increases of 9.5% and 16.4%, respectively, over the same period in 2004.

In addition to the impact of a slower economic growth in Zhejiang Province, the ongoing expressway widening project(s) along the Shanghai-Hangzhou-Ningbo Expressway as well as on neighboring expressway(s) during the Period has also contributed to a certain degree of traffic diversions away from the Shanghai-Hangzhou-Ningbo Expressway, especially on the Jiaxing section.

The lowering of toll rates for heavy trucks of 10 tons or above since the start of the year, together with corresponding adjustments to the classification of heavy trucks, has resulted in a continued increase of heavy trucks amongst the traffic flow, in absolute terms and in proportion to total traffic flow, hence the significantly higher growth rates in toll income relative to traffic volume during the Period.

Toll Road-related Business Operations

The Group continued to engage in a number of toll road-related business operations such as service area operations, billboard advertising and vehicle servicing along the expressways operated by the Group.

During the Period, businesses such as restaurants and shops in service areas as well as roadside billboard advertising and vehicle servicing operations continued to grow at rates higher than that of the toll road business. Turnover generated from these toll road-related business operations grew approximately 35.3% compared to the same period in 2004 to Rmb166.7 million.

Long-term Investments

Traffic volume on the 9.45km Shida Road, owned and operated by Hangzhou Shida Highway Co., Ltd. (a 50% owned jointly controlled entity of the Company), grew 23.3% during the Period, while toll income grew 15.8% to reach Rmb40.4 million. Profit before taxation realized by the jointly controlled entity was Rmb31.9 million, representing an increase of 43.7% over the same period in 2004.

Growing demand for gasoline consumption during the Period has helped to push revenue up by 27.1% at Zhejiang Expressway Petroleum Development Co., Ltd. (a 50% owned associate of the Company), while surging oil prices in the world market have narrowed profit margins at the same time. Net profit realized by the associated company was Rmb8.1 million, representing a decrease of 43.3% compared to the same period in 2004.

JoinHands Technology Co., Ltd. (a 27.58% owned associate of the Company) experienced fierce competition in its field of computer networking and digital printing businesses. While turnover increased by 68.9% compared to the same period in 2004, the associate company incurred a loss of Rmb2.0 million during the Period. However, the loss had limited impact on the Group.

Expressway Widening Project

Of the ongoing project to widen the Shanghai-Hangzhou-Ningbo Expressway from four lanes to eight lanes (the "Widening Project"), Phase II (the section between Hangzhou and Shanghai) remained on track for full completion by the end of 2005, while Phase III (the section between Shangyu and Ningbo) has been progressing on schedule, and is targeted for completion by the end of 2007.

According to the current status of the Widening Project, we expect to complete the entire Widening Project within the budget of Rmb5.24 billion.

Human Resources

There were no significant changes to the Company's overall number of employees, remuneration policies, bonus schemes and training schemes from what has been disclosed in the Company's latest annual report.

The Group adopted prudent financial policies and was in a sound financial position while maintaining a double-digit growth in its operating results during the Period.

Liquidity

As at June 30, 2005, the Group held Rmb1,883.1 million in current assets, amongst which account receivables, other receivables and inventories accounted for 25.1% (December 31, 2004: 21.9%).

As at June 30, 2005, the Group had adequate net cash inflow generated from operating activities that amounted to Rmb1,062.3 million.

The current ratio (current assets divided by current liabilities) was 1.0 at June 30, 2005 (December 31, 2004: 1.1). Considering the nature of the principal businesses of the Group and the large percentage of cash and cash equivalents amongst its current assets, the present current ratio represents a satisfactory level of liquidity for the Group.

Borrowings and Capital Structure

Borrowings

During the Period, total interest-bearing borrowings of the Group increased from Rmb2,443.5 million at the beginning of the Period to Rmb2,638.9 million as at June 30, 2005. The long-term interest-bearing borrowings that the Group held as of June 30, 2005 amounted to Rmb1,623.6 million, representing a decrease of 1.9% from that at the beginning of the Period, while the short-term interest-bearing borrowings that the Group held amounted to Rmb1,015.3 million, representing an increase of 28.9% from that at the beginning of the Period. Details are as follows:

		Maturity profiles		
	Gross amount	**Within 1 year**	**2-5 years inclusive**	**Beyond 5 years**
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Floating rates				
World Bank loan	776,292	157,892	365,827	252,573
Fixed rates				
Commercial bank loans	790,000	790,000	–	–
Corporate bonds	1,000,000	–	–	1,000,000
Government loans	72,600	67,380	5,220	–
Total as at June 30, 2005	2,638,892	1,015,272	371,047	1,252,573
Total as at December 31, 2004	2,443,462	787,892	377,847	1,277,724

During the Period, the interest rates of the Group's semi-annual and annual domestic commercial bank borrowings, which amounted to Rmb790.0 million, ranged between 4.67% and 5.58%. The effective interest rate of the Group's Rmb776.3 million World Bank loans, denominated in US dollar, was 4.11% during the Period. The coupon rate of the Rmb1 billion corporate bonds issued by the Company was 4.29% per annum, with interest payable once a year. The interest rate of government loans in Renminbi remained the same as that applicable as at December 31, 2004.

Except for the US dollar loans extended by the World Bank that bore interest at a floating rate, the interest rates of the Group's other interest-bearing borrowings during the Period were fixed.

With profit before interest and tax at approximately Rmb1,197.7 million, the Group's interest cover ratio (profit before interest and tax over interest expense) for the Period was 25.0 (June 30, 2004: 17.6).

Capital Structure

As at June 30, 2005, the Group had Rmb11,880.8 million total equity, Rmb1,862.6 million fixed-rate liabilities, Rmb776.3 million floating-rate liabilities and Rmb1,354.4 million interest-free liabilities, representing approximately 74.8%, 11.7%, 4.9% and 8.6%, respectively, of the Group's total capital.

The gearing ratio, which represents the sum of fixed-rate liabilities, floating-rate liabilities and interest-free liabilities over total equity, was 33.6% as at June 30, 2005 (December 31, 2004: 30.9%). The Directors believe that the solvency of the Group remained strong during the Period.

Net Current Assets and Total Assets Less Current Liabilities

As at June 30, 2005, the Group had Rmb1,883.1 million current assets, Rmb1,940.9 million current liabilities and Rmb15,874.1 million total assets, thereby the net current assets (current assets minus current liabilities) of the Group was Rmb-57.8 million (December 31, 2004: Rmb303.3 million), while total assets less current liabilities was Rmb13,933.2 million (December 31, 2004: Rmb13,852.7 million).

Financial Resources

As at June 30, 2005, the Group had cash and cash equivalents of Rmb671.1 million in aggregate, time deposits of Rmb92.2 million and short-term investments of Rmb629.7 million, totaling Rmb1,393.0 million (December 31, 2004: Rmb1,480.1 million). Details are as follows:

	As at June 30, 2005 Rmb'000	As at December 31, 2004 Rmb'000
Cash and cash equivalents	**671,126**	721,999
Renminbi	**671,074**	717,559
US dollar equivalent	**-**	4,434
Euro equivalent	**-**	–
HK equivalent	**52**	6
Time deposits	**92,200**	81,740
Renminbi	**92,200**	81,740
US dollar equivalent	**-**	–
Euro equivalent	**-**	–
HK equivalent	**-**	–
Short-term investments	**629,720**	676,447
Renminbi	**629,720**	676,447
Total	**1,393,046**	1,480,186
Renminbi	**1,392,994**	1,475,746
US dollar equivalent	**-**	4,434
Euro equivalent	**-**	–
HK equivalent	**52**	6

During the Period, short-term investments were reduced by 6.9% to Rmb629.7 million, amongst which 93.4% were held in treasury bonds, with the remaining being close-ended securities investment funds. The reduction in the overall size of the Group's short-term investment is expected to continue in the second half of the year 2005.

The Directors believe that its capital expenditure needs and its working capital funding, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities in the foreseeable future.

Capital Expenditure Commitments and Utilization

The total capital expenditure incurred by the Group and the Company amounted to approximately Rmb578.9 million and Rmb335.1 million during the Period, respectively. Approximately 89.0% of the Group's total capital expenditure was applied toward the Widening Project.

As at June 30, 2005, the capital expenditure committed by the Group amounted to Rmb4,804.8 million, of which approximately Rmb3,108.4 million will be applied toward the Widening Project.

Contingent Liabilities and Pledge of Assets

As at June 30, 2005, the Group did not have any contingent liabilities nor any pledge of assets (December 31, 2004: nil).

Foreign Exchange Exposure

Except for a World Bank loan of approximately Rmb776.3 million denominated in US dollar, and dividends for H shares payable by the Company that are settled in HK dollar, the Group's principal operations are transacted and booked in Renminbi.

The recent change in the Renminbi's exchange rate regime against the US dollar would be beneficial to the Group in relation to its repayment of the World Bank loan, though the impact is not significant. Although the Directors do not foresee any material foreign exchange risks for the Group, there is no assurance that any further changes in the foreign exchange environment will not adversely affect the operating results of the Group in the future.

After more than ten years of rapid development, the Zhejiang provincial economy is currently undergoing structural adjustments as well as experiencing a slowdown in the investment growth rate. The GDP growth rate in Zhejiang Province is anticipated to slow down further in the second half of the year from the 12.0% reported in the first half, though not expected to slide into a single-digit growth.

While traffic volume growth rates on the two expressways operated by the Group averaged between 7.2% to 9.5% in the first half of the year, the growth rates were in a decreasing trend and are expected to be lower in the second half of the year.

Since the measures to tackle the practice of overloading trucks were initiated in mid-June 2004, changes in traffic mix has been taking place, leading to higher growth rates for heavy trucks. The resulted higher growth rates in toll income compared with traffic volume ranged roughly between 3 to 7 percentage points in the first half of 2005. However, such additional growth is expected to diminish as we enter the second half of the year, bringing toll income growth rates more in line with traffic volume growth rates.

Nevertheless, growth in both traffic volume and toll income on the expressways operated by the Group is anticipated to continue during the second half of the year, albeit at more moderate rates compared to the past few years.

Travel conditions on the Shanghai-Hangzhou-Ningbo Expressway are expected to improve significantly upon full completion of the Phase II (the section between Hangzhou and Shanghai) of the Widening Project by the end of the year, thereby providing further impetus for continued growth in traffic volume as we enter 2006.

Purchase, Sale and Redemption of the Company's Shares

Neither the Company nor its subsidiaries has purchased, sold, redeemed or cancelled any of the Company's shares during the Period.

Disclosure of Directors', Supervisors' and Chief Executive's Interests and Short Positions in the Shares, Underlying Shares and Debentures

As at June 30, 2005, the interests of the Directors', Supervisors' and chief executive's in the share capital of the Company's associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("The Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Long positions in shares of Zhejiang Expressway Investment Development Co., Ltd.

Name	Position	Interest	Contribution of registered capital (Rmb)	Nature of interest	Percentage of the associated corporation's registered capital
Mr. Geng Xiaoping	Chairman	Equity interest	2,400,000	Directly beneficially owned	3.00
Mr. Fang Yunti	Director/General manager	Same as above	1,920,000	Same as above	2.40
Mr. Zhang Jingzhong	Director	Same as above	550,000	Same as above	0.69
Mr. Xuan Daoguang	Director	Same as above	1,100,000	Same as above	1.38
Mr. Fang Zhexing	Supervisor	Same as above	700,000	Same as above	0.88

Save as disclosed above, as at June 30, 2005, none of the Directors, Supervisors and chief executives had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Other Interests Discloseable under the SFO

As at June 30, 2005, the following shareholders held 5% or more of the issued share capital of the Company according to the register of interests in shares required to be kept by the Company pursuant to section 336 of the SFO:

Name	Number of shares	Percentage of share capital (domestic shares)
Zhejiang Communications Investment Group Co., Ltd.	2,432,500,000	83.61%
Huajian Transportation Economic Development Center	476,760,000	16.39%

Name	Number of shares	Percentage of share capital (H shares)
Aberdeen Asset Management Asia Ltd.	206,029,000	14.37%
Mondrian Investment Partners Ltd.	100,776,000	7.03%
Sumitomo Mitsui Asset Management Co., Ltd.	99,642,000	6.95%
The Capital Group Companies, Inc.	84,692,000	5.91%
JP Morgan Chase & Co.	76,515,113	5.34%

Save as disclosed above, as at June 30, 2005, no person had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to section 336 of the SFO.

Compliance with the Code on Corporate Governance Practices and Model Code

The Company was in compliance with the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited during the Period.

The Company has adopted a code of conduct regarding directors' securities transactions on terms no less exacting than the required standard set out in the Model Code in Appendix 10 to the Listing Rules. The Directors have confirmed their full compliance with the required standard set out in the Model Code and its code of conduct regarding Directors' securities transactions during the Period.

Appreciations

As we are close to the completion of Phase II of the Widening Project (the section between Hangzhou and Shanghai), I would like to take this opportunity to thank our staff who have been working tirelessly on the Widening Project.

By order of the Board
GENG Xiaoping
Chairman

Hangzhou, the PRC, August 15, 2005

	Notes	For the six months ended June 30, 2005 Rmb'000	2004 Rmb'000 (Re-stated)
Turnover	4	**1,673,912**	1,474,367
Operating costs		**(507,586)**	(438,226)
Gross profit		**1,166,326**	1,036,141
Other revenue	5	**62,221**	(6,361)
Administrative expenses		**(34,972)**	(46,759)
Other operating expenses		**(10,015)**	(15,255)
Profit from operating activities	6	**1,183,560**	967,766
Finance costs		**(46,480)**	(56,009)
Share of profit of associates	7	**3,497**	6,851
Share of profit of a jointly controlled entity	7	**10,677**	10,205
Profit before tax		**1,151,254**	928,813
Income tax expense	8	**(373,003)**	(263,922)
Profit for the Period		**778,251**	664,891
Attributable to:			
Equity holders of the Company		**711,457**	602,410
Minority interests		**66,794**	62,481
Dividends			
Proposed interim	9	**304,018**	173,725
Earnings per share	10	**16.38 cents**	13.87 cents

	Notes	As at June 30, 2005 Rmb'000 Unaudited	As at December 31, 2004 Rmb'000 Audited (Re-stated)
ASSETS			
Non-current assets			
Fixed assets	11	**12,975,037**	12,564,936
Interest in a jointly controlled entity		**82,219**	79,812
Interests in associates		**219,127**	176,744
Expressway operating rights		**192,895**	197,245
Prepaid lease payment		**396,884**	405,830
Available-for-sale financial assets		**1,000**	1,000
Goodwill		**85,472**	85,472
Deferred tax assets	16	**38,319**	38,319
		13,990,953	13,549,358
Current assets			
Prepaid lease payment		**17,893**	17,893
Investments in securities		**629,720**	676,447
Inventories		**7,235**	6,416
Trade receivables	12	**29,605**	26,569
Other receivables	13	**435,367**	381,017
Cash and cash equivalents		**763,326**	803,739
		1,883,146	1,912,081
Total assets		**15,874,099**	15,461,439

	Notes	As at June 30, 2005 Rmb'000 Unaudited	As at December 31, 2004 Rmb'000 Audited (Re-stated)
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the Company			
Share capital		**4,343,115**	4,343,115
Share premium and reserves	17	**6,133,068**	5,725,629
Proposed dividends		**304,018**	651,467
		10,780,201	10,720,211
Minority interests		**1,100,581**	1,092,295
Total equity		**11,880,782**	11,812,506
Non-current liabilities			
Interest-bearing bank and other borrowings		**623,620**	655,570
Long-term bonds		**1,000,000**	1,000,000
Deferred tax liabilities	16	**428,775**	384,577
		2,052,395	2,040,147
Current liabilities			
Trade payables	14	**375,472**	297,213
Profits tax payable		**237,163**	185,482
Other taxes payable		**23,699**	24,343
Other payables and accruals	15	**289,316**	294,786
Interest-bearing bank and other borrowings		**1,015,272**	787,892
Dividend payable		**-**	19,070
		1,940,922	1,608,786
Total liabilities		**3,993,317**	3,648,933
Total equity and liabilities		**15,874,099**	15,461,439

	Attributable to equity holders of the parent			Minority interest	Total equity
	Share capital Rmb'000	Reserves Rmb'000	Total Rmb'000	Rmb'000	Rmb'000
Balance at January 1, 2004	4,343,115	5,802,864	10,145,979	–	10,145,979
Effects of changes in accounting policy	–	–	–	1,012,417	1,012,417
Restated balance	4,343,115	5,802,864	10,145,979	1,012,417	11,158,396
Profit for the six months ended June 30, 2004	–	602,410	602,410	62,481	664,891
Dividends	–	(477,743)	(477,743)	–	(477,743)
Dividends paid for minority shareholders	–	–	–	(17,784)	(17,784)
Balance at June 30, 2004	4,343,115	5,927,531	10,270,646	1,057,114	11,327,760
Balance at January 1, 2005	**4,343,115**	**6,377,096**	**10,720,211**	**-**	**10,720,211**
Effects of changes in accounting policy	**-**	**-**	**-**	**1,092,295**	**1,092,295**
Restated balance	**4,343,115**	**6,377,096**	**10,720,211**	**1,092,295**	**11,812,506**
Profit for the six months ended June 30, 2005	**-**	**711,457**	**711,457**	**66,794**	**778,251**
Dividends	**-**	**(651,467)**	**(651,467)**	**-**	**(651,467)**
Dividends paid for minority shareholders	**-**	**-**	**-**	**(58,508)**	**(58,508)**
Balance at June 30, 2005	**4,343,115**	**6,437,086**	**10,780,201**	**1,100,581**	**11,880,782**

Condensed Consolidated Cash Flow Statement

	For the six months ended June 30,	
	2005	2004
	Rmb'000	Rmb'000
Net cash inflow from operating activities	**1,062,307**	1,030,302
Net cash inflow from investing activities	**(579,565)**	(359,132)
Net cash inflow from financing activities	**(533,615)**	(809,697)
Increase in cash and cash equivalents	**(50,873)**	(138,527)
Cash and cash equivalents at the beginning of the Period	**721,999**	567,195
Cash and cash equivalents at the end of the Period	**671,126**	428,668
Analysis of cash and cash equivalents		
Cash and bank balances	**548,245**	373,235
Time deposits with original maturity of less than 3 months	**122,881**	55,433
	671,126	428,668

1 BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2 PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair values.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2004 except as described below.

During the Period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards (HKFRSs), Hong Kong Accounting Standards (HKASs) and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that became effective for accounting periods beginning on or after January 1, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates and jointly controlled entities has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting polices in the following areas that have an effect on how the results for the Period or prior accounting periods are prepared and presented:

(a) Business Combinations

During the Period, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after January 1, 2005. The principle effects of the application of HKFRS 3 to the Group are summarized below:

Goodwill

Prior to January 1, 2005, goodwill arising on acquisitions was capitalized and amortised over its estimated useful life. With respect to goodwill previously capitalized on the balance sheet, the Group has discontinued amortising such goodwill from January 1, 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisition after January 1, 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged during the Period. Comparative figures for 2004 have not been re-stated.

2 PRINCIPAL ACCOUNTING POLICIES (Continued)

(b) Interests in Jointly Controlled Entities

Prior to January 1, 2005, interests in jointly controlled entities were accounted for using the equity method. HKAS 31 "Interests in jointly controlled entities" allows entities to use either proportionate consolidation or the equity method to account for its interests in jointly controlled entities. Upon the application of HKAS 31, the Group has elected to continue using the equity method to account for its interest in jointly controlled entities.

(c) Leasehold Land

Prior to January 1, 2005, leasehold land was included in fixed assets and its amortization was provided on a straight-line basis to write off the cost of the leasehold land over the lease term. During the Period, the Group has applied HKAS 17 "Lease". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the Group has reclassified leasehold land from fixed assets to prepaid lease payments under operation leases, which are carried at cost and amortized over the lease term. Comparative figures have been re-stated. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold land continues to be accounted for as fixed assets.

(d) Financial Instruments

During the Period, the Group has applied HKAS 32 "Financial instruments: disclosure and presentation" and HKAS 39 "Financial instruments: recognition and measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after January 1, 2005, generally does not permit to recognize, derecognize or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarized below:

2 PRINCIPAL ACCOUNTING POLICIES (Continued)

(d) Financial Instruments (Continued)

Classification and measurement of financial assets and financial liabilities:

Prior to January 1, 2005, the Group classified and measured its debt and equity securities in accordance with the alternative treatment of Statement of Standard Accounting Practice 24 (SSAP 24). Under SSAP 24, investments in debt or equity securities are classified as "trading securities", "non-trading securities" or "held-to-maturity investments" as appropriate. Both "trading securities" and "non-trading securities" are measured at fair value. Unrealised gains or losses of "trading securities" are reported in the profit or loss for the period in which gains or losses arise. Unrealised gains or losses of "non-trading securities" are reported in equity until the securities are sold or determined to be impaired, at which time the cumulative gains or losses previously recognised in equity is included in the net profit or loss for that period. From January 1, 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

On January 1, 2005, the Group reclassified its "long term investments" and "short term investments" as "available-for-sale financial assets" and "investment in securities", respectively, to conform to the requirements of HKAS 39. No adjustment to the previous carrying amounts of assets and liabilities at January 1, 2005 has been made to the Group's retained earnings.

3 SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described above on the results for the Period and the same period in 2004 are as follows:

	For the six months ended June 30,	
	2005	2004
	Rmb'000	Rmb'000
Decrease in amortisation of goodwill	**6,123**	–
Increase in profit	**6,123**	–

3 **SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES** (Continued)

The cumulative effects of the application of the new HKFRSs as at December 31, 2004 and January 1, 2005 are summarized below:

	As at December 31, 2004 Rmb'000 (Originally stated)	Adjustment Rmb'000	As at December 31, 2004 Rmb'000 (Re-stated)	Adjustment Rmb'000	**As at January 1, 2005 Rmb'000 (Re-stated)**
Balance sheet items					
Fixed assets	12,988,659	(423,723)	12,564,936	–	**12,564,936**
Prepaid lease payments	–	423,723	423,723	–	**423,723**
Total effects on assets and liabilities	12,988,659	–	12,988,659	–	**12,988,659**
Minority interests	–	1,092,295	1,092,295	–	**1,092,295**
Total effects on equity	–	1,092,295	1,092,295	–	**1,092,295**
Minority interests	1,092,295	(1,092,295)	–	–	**–**
	1,092,295	(1,092,295)	–	–	**–**

The financial effects of the application of the new HKFRSs to the Group's equity as at January 1, 2004 are summarized below:

	As originally stated Rmb'000	Adjustment Rmb'000	As re-stated Rmb'000
Minority interests	–	1,012,417	1,012,417
Total effects on equity	–	1,012,417	1,012,417

4 TURNOVER AND SEGMENT INFORMATION

During the Period, the principal activities of the Group did not change. The operating results by principal activities are summarized as follows:

	For the six months ended June 30,			
	2005		2004	
	Turnover Rmb'000 Unaudited	**Profit Contribution Rmb'000 Unaudited**	Turnover Rmb'000 Unaudited	Profit Contribution Rmb'000 Unaudited (Re-stated)
Segment by business activities				
- Toll	**1,537,003**	**1,142,282**	1,376,019	1,005,821
- Service areas	**114,449**	**10,418**	79,921	20,099
- Advertising	**22,460**	**13,626**	18,427	10,221
	1,673,912	**1,166,326**	1,474,367	1,036,141
Other revenue		**62,221**		(6,361)
Administrative expenses		**(34,972)**		(46,759)
Other operating expenses		**(10,015)**		(15,255)
Profit from operating activities		**1,183,560**		967,766

No further analysis of the turnover and profit from operating activities by geographical segment was prepared as the turnover and profit from operating activities of the Group were all generated from Zhejiang Province, the PRC, during the Period.

5 OTHER REVENUE

	For the six months ended June 30,	
	2005	2004
	Rmb'000	Rmb'000
	Unaudited	Unaudited
Profit/(loss) from short term securities investment	**20,275**	(36,648)
Interest income	**12,901**	5,295
Rental income	**13,348**	10,629
Trailer income	**9,578**	8,719
Exchange (loss)/gain	**(778)**	137
Other miscellaneous income	**6,897**	5,507
Total	**62,221**	(6,361)

6 PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging the following:

	For the six months ended June 30,	
	2005	2004
	Rmb'000	Rmb'000
	Unaudited	Unaudited
		(Re-stated)
Depreciation	**129,331**	130,921
Amortization of expressway operating rights	**4,350**	4,350
Amortization of goodwill	**–**	6,126
Amortization of prepaid lease payment	**8,946**	8,800
Staff costs	**43,762**	44,035

7 SHARE OF PROFIT OF ASSOCIATES AND A JOINTLY CONTROLLED ENTITY

	Associates		**Jointly controlled entity**	
	For the six months ended June 30,		**For the six months ended June 30,**	
	2005	2004	**2005**	2004
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
	Unaudited	Unaudited	**Unaudited**	Unaudited
Profit before tax	**4,888**	8,940	**15,936**	11,089
Tax charge for the period	**(1,391)**	(2,089)	**(5,259)**	(884)
Profit after tax	**3,497**	6,851	**10,677**	10,205

8 INCOME TAX EXPENSES

As the Group had no taxable profits in Hong Kong during the Period, no Hong Kong profits tax had been provided.

The Group was subject to Corporate Income Tax ("CIT") in the PRC levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

According to the requirements of new HKFRSs, the presentation of share of tax of associates and jointly controlled entities has been changed. The changes in presentation have been applied retrospectively.

	For the six months ended June 30,	
	2005	2004
	Rmb'000	Rmb'000
	Unaudited	Unaudited
		(Re-stated)
Group		
Tax charged	**328,805**	270,078
Tax refunded	**–**	(34,360)
Deferred	**44,198**	28,204
Tax charge for the Period	**373,003**	263,922

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the PRC to the tax expense at the effective tax rates is as follows:

	For the six months ended June 30,	
	2005	2004
	Rmb'000	Rmb'000
	Unaudited	Unaudited
		(Re-stated)
Group		
Profit before tax	**1,137,080**	911,757
Tax at the statutory tax rate of 33%	**375,236**	300,880
Tax refunded	**–**	(34,360)
Tax effect of net (income)/expense that is not (taxable)/deductible in determining taxable profit	**(2,233)**	(2,598)
Tax charge at the Group's effective tax rate	**373,003**	263,922

9 DIVIDENDS

The Directors have recommended the payment of an interim dividend of Rmb7.0 cents (approximately HK6.6 cents) per share (2004 Interim: Rmb4.0 cents), subject to the approval of the shareholders at the Company's proposed extraordinary general meeting to be held on October 31, 2005. The recommendation has been set out in the financial statements.

10 EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders of the Company for the Period of Rmb711,457,000 (2004: Rmb602,410,000) and the 4,343,114,500 shares (2004: 4,343,114,500 shares) in issue during the Period.

Diluted earnings per share for the Period have not been calculated, as no diluting event occurred during these years.

11 FIXED ASSETS

Except that the leasehold land of Rmb423,723,000, which was included in fixed asset prior to January 1, 2005, was reclassified from fixed assets to prepaid lease payments under operation leases, there were no other significant changes to the Group's fixed assets during the Period.

12 TRADE RECEIVABLES

The aging analysis of trade receivables as at June 30, 2005 and the comparative figures as at December 31, 2004 are as follows:

	As at June 30, 2005 Rmb'000 Unaudited	As at December 31, 2004 Rmb'000 Audited
Within 1 year	**25,582**	25,636
1 to 2 years	**3,090**	933
Over 2 years	**933**	–
Total	**29,605**	26,569

The Group allows an average credit period of approximately 180 days to its trade customers.

13 OTHER RECEIVABLES

	As at June 30, 2005 Rmb'000 Unaudited	As at December 31, 2004 Rmb'000 Audited
Prepayments	**39,907**	26,989
Entrusted loan to a related party	**376,000**	260,000
Entrusted loan to a third party	**–**	10,000
Deposits and other debtors	**19,460**	84,028
Total	**435,367**	381,017

14 TRADE PAYABLES

The aging analysis of trade payables as at June 30, 2005 and the comparative figures as at December 31, 2004 are as follows:

	As at June 30, 2005 Rmb'000 Unaudited	As at December 31, 2004 Rmb'000 Audited
Within 1 year	**347,950**	262,085
1 to 2 years	**26,692**	10,037
2 to 3 years	**731**	20,930
Over 3 years	**99**	4,161
Total	**375,472**	297,213

15 OTHER PAYABLES AND ACCRUALS

	As at June 30, 2005 Rmb'000 Unaudited	As at December 31, 2004 Rmb'000 Audited
Accruals	**51,670**	82,022
Other liabilities	**222,896**	198,014
Amounts due to related parties	**12,151**	12,151
Amounts due to the holding company	**2,599**	2,599
Total	**289,316**	294,786

16 DEFERRED TAX

	As at June 30, 2005 Rmb'000 Unaudited	As at December 31, 2004 Rmb'000 Audited
Deferred tax liabilities		
At beginning of period/year	**384,577**	325,703
Expense/(Income) for the period/year	**44,198**	58,874
At end of period/year	**428,775**	384,577
Analysed by principal components		
Revaluation on marketable securities at market price of the end of period/year	**2,343**	(4,210)
Temporary differences resulting from depreciation method	**426,432**	388,787
	428,775	384,577
Deferred tax assets		
At beginning of period/year	**38,319**	–
Expense/(Income) for the period/year	**–**	38,319
At end of period/year	**38,319**	38,319
Analysed by principal components		
Non-deductible disposal of fixed assets	**38,319**	38,319
	38,319	38,319

17 RESERVES

	For the six months ended June 30, 2005					
	Share premium account Rmb'000	**Goodwill reserve Rmb'000**	**Statutory surplus reserve Rmb'000**	**Public welfare fund Rmb'000**	**Retained profits Rmb'000**	**Total Rmb'000**
As at January 1, 2005	**3,645,726**	**(352,860)**	**892,951**	**431,448**	**1,108,364**	**5,725,629**
Net profit for the Period	**–**	**–**	**–**	**–**	**711,457**	**711,457**
Proposed interim dividend	**–**	**–**	**–**	**–**	**(304,018)**	**(304,018)**
As at June 30, 2005	**3,645,726**	**(352,860)**	**892,951**	**431,448**	**1,515,803**	**6,133,068**

	For the six months ended June 30, 2004					
	Share premium account Rmb'000	Goodwill reserve Rmb'000	Statutory Surplus reserve Rmb'000	Public welfare fund Rmb'000	Retained profits Rmb'000	Total Rmb'000
As at January 1, 2004	3,645,726	(352,860)	710,497	340,221	981,537	5,325,121
Net profit for the Period	–	–	–	–	602,410	602,410
Proposed interim dividend	–	–	–	–	(173,725)	(173,725)
As at June 30, 2004	3,645,726	(352,860)	710,497	340,221	1,410,222	5,753,806

18 COMMITMENTS

	As at June 30, 2005		
	Commitments Rmb million	**Utilization Rmb million**	**Balance Rmb million**
Shanghai-Hangzhou-Ningbo expressway widening project			
From Dajing to Fengjing	**2,508**	**1,215**	**1,293**
From Guzhu to Dazhujia	**2,300**	**485**	**1,815**
Acquisition of additional 18.4% equity interest in Zhejiang Shangsan Expressway Co., Ltd.	**485**	**–**	**485**
Renovation of service area	**1**	**1**	**–**
Decoration of office	**5**	**4**	**1**
Remaining construction works of the Shangsan Expressway	**48**	**–**	**48**
Purchase of machinery	**72**	**20**	**52**
Jiashao Expressway Project	**1,145**	**35**	**1,110**
Total	**6,564**	**1,760**	**4,804**

19 RELATED PARTY TRANSACTIONS

The following is a summary of related party transactions carried out in the ordinary course of business between the Company, its subsidiaries during the Period.

(a) On August 16, 2004, the board of directors resolved that the Company entered into two guarantees to be dated August 18, 2004 in favour of two independent financial institutions in the PRC, namely, Industrial and Commercial Bank of China (Zhejiang Province Branch) and Shanghai Pudong Development Bank, in respect of loan facilities with a principal amount of Rmb280,000,000 and Rmb80,000,000, respectively, granted to Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co") under the respective Facility Agreements.

The purpose of the facilities under the Facility Agreements is to re-finance the existing bank term loans of Shangsan Co of Rmb360,000,000 in total and with similar interest rates and maturity periods of the new facilities under the Facility Agreements.

The loans under the Facility Agreements are unsecured and the interest rates will be subject to the rates applicable to loans with maturity periods within one year as announced by the Bank of China from time to time. Each guarantee shall take effect until the expiration of two years from the repayment date of each loan to be drawn down under the respective Facility Agreement. No consideration is receivable by the Company for the provision of the financial assistance under each guarantee.

Shangsan Co is a connected person of the Company as Huajian Transportation Economic Development Center, a substantial shareholder of the Company, owns more than 10% equity interest in Shangsan Co, which is also owned as to 73.625% by the Company.

As at June 30, 2005, the amount of the above loan facilities utilised by Shangsan Co was Rmb150,000,000.

(b) On October 25, 2004, the Company entered into a loan agreement with Zhejiang Jinji Property Co., Ltd. ("Jinji Co"), a subsidiary of Zhejiang Communications Investment Group Co., Ltd. ("Communication Group"), through Communication Bank of China (the "Bank"), whereby the Company agreed to provide Jinji Co a loan through the Bank with a principal amount of Rmb260,000,000 at an annual interest rate of 6.31% and with a term of one year.

The loan is being provided to Jinji Co for use as general working capital. Jinji Co is a connected person of the Company as it is a 90% subsidiary of Communications Group, which in turn is a substantial shareholder of the Company, holding approximately 56% of the shares in the Company.

Communication Group has provided a guarantee in favour of the Company and the Bank in respect of the obligations of Jinji Co in the loan agreement.

19 RELATED PARTY TRANSACTIONS (Continued)

(c) The Group entered into several rental agreements with Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co"), an associate of the Company. Pursuant to the aforementioned agreements, the Group leased five oil stations to Petroleum Co. In 2005, the Group recorded a total rental income of Rmb4,450,000 from Petroleum Co (2004: Rmb4,450,000). The rental income was based on negotiations between the Group and Petroleum Co.

(d) Zhejiang Expressway Investment Development Co., Ltd. ("Development Co"), a 51% owned subsidiary of the Company, entered into loan agreements with Zhejiang Concord Property Investment Co., Ltd. (a 45% owned associate of Development Co) on January 6, 2005 and February 1, 2005, respectively, through China Everbright Bank ("Everbright Bank"), whereby the Development Co agreed to provide Zhejiang Concord Property Investment Co., Ltd. loans through Everbright Bank with a principal amount of Rmb 46,000,000 and Rmb 70,000,000, respectively. The annual interest rates of the aforementioned loans are both 10%, with a term of one year.

20 POST BALANCE SHEET EVENTS

On July 6, 2005, the Company's Rmb1 billion corporate bonds were approved listing by Shanghai Stock Exchange and started listing in Shanghai Stock Exchange on August 12, 2005.

21 CONTINGENT LIABILITIES AND PLEDGE OF ASSETS

As at June 30, 2005, the Group did not have any contingent liabilities nor any pledge of assets.

22 COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to the Period's presentation.

23 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on August 15, 2005.

EXECUTIVE DIRECTORS
Geng Xiaoping
Fang Yunti
Zhang Jingzhong
Xuan Daoguang

NON-EXECUTIVE DIRECTORS
Zhang Luyun
Zhang Yang

INDEPENDENT NON-EXECUTIVE DIRECTORS
Tung Chee Chen
Zhang Junsheng
Zhang Liping

SUPERVISORS
Ma Kehua
Fang Zhexing
Sun Xiaoxia
Zheng Qihua
Jiang Shaozhong

COMPANY SECRETARY
Zhang Jingzhong

AUTHORISED REPRESENTATIVES
Geng Xiaoping
Zhang Jingzhong

STATUTORY ADDRESS
19/F, Zhejiang World Trade Centre
122 Shuguang Road
Hangzhou City, Zhejiang Province
PRC 310007
Tel: 86-571-8798 5588
Fax: 86-571-8798 5599

REPRESENTATIVE OFFICE IN HONG KONG
Suite 2910
29/F, Bank of America Tower
12 Harcourt Road
Hong Kong
Tel: 852-2537 4295
Fax: 852-2537 4293

LEGAL ADVISERS
As to Hong Kong law:
Herbert Smith
23rd Floor, Gloucester Tower
11 Pedder Street, Central
Hong Kong

As to English and US law:
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

As to PRC law:
T & C Law Firm
11/F, Block A
Dragon Century Square
1 Hangda Road
Hangzhou, Zhejiang
PRC 310007

AUDITORS AND REPORTING ACCOUNTANTS
Ernst & Young
Certified Public Accountants
15th Floor
Hutchison House
10 Harcourt Road, Central
Hong Kong

CORPORATE BROKER IN THE UNITED KINGDOM & FINANCIAL ADVISOR
Cazenove Asia Limited
5001 One Exchange Square
8 Connaught Place
Central
Hong Kong
Tel: 852-2526 4211
Fax: 852-2530 9492

INVESTOR RELATIONS CONSULTANT
Rikes Communications Limited
Room 1312, Wing On Centre
111 Connaught Road Central
Hong Kong
Tel: 852-2520 2201
Fax: 852-2520 2241

PRINCIPAL BANKERS
Industrial and Commercial Bank of China, Zhejiang Branch
China Construction Bank, Zhejiang Branch
Shanghai Pudong Development Bank, Hangzhou Branch

H SHARE REGISTRAR AND TRANSFER OFFICE
Hong Kong Registrars Limited
Room 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

H SHARES LISTING INFORMATION
The Stock Exchange of Hong Kong Limited
Code: 0576

London Stock Exchange plc
Code: ZHEH

ADRS INFORMATION
US Exchange: OTC
Symbol: ZHEXY
CUSIP: 98951A100
ADR: H Shares 1:30

Corporate Structure of the Group


Holders of H Shares
Communications Investment Group
Huajian
33%
56%
11%
The Company
73.625%
51%
99.9995%
51%
50%
50%
27.582%
35%
Shangsan Co
Development Co
Jiaxing Co
Yuhang Co
Petroleum Co
Shida Co
JoinHands Technology
Jiashao Co
100%
100%
Shangsan Expressway 142.0 km
Operation of service areas, roadside advertising and vehicle services businesses
Jiaxing Section 88.1 km
Yuhang Section 11.1 km
Hangzhou Section 3.4 km
Hangzhou - Ningbo Expressway 145.0 km
Shanghai - Hangzhou Expressway 102.6 km
Operation of gas station and sale of petroleum related products
Development, operation, and management of Shida Road
Development and application of computer technologies
Development and operation of Jiashao Expressway
subsidiary
associate
jointly-controlled entity


TURNOVER (RMB MILLION)
Annual
Interim
3500
3000
2500
2000
1500
1000
500
0
1,189
599
1,723
754
2,168
1,005
2,472
1,100
3,132
1,474
1,674
2000
2001
2002
2003
2004
2005


NET PROFIT (RMB MILLION)
Annual
Interim
1400
1200
1000
800
600
400
200
0
636
315
761
368
890
446
1,009
492
1,226
602
711
2000
2001
2002
2003
2004
2005


EPS (RMB CENTS)
Annual
Interim
30
25
20
15
10
5
0
14.64
7.3
17.51
8.5
20.50
10.3
23.23
11.3
28.22
13.9
16.4
2000
2001
2002
2003
2004
2005


ROE (%)
Annual
Interim
12
10
8
6
4
2
0
7.10
3.5
8.19
4.1
9.18
4.7
9.94
5.0
11.43
5.9
6.6
2000
2001
2002
2003
2004
2005

Location Map of Expressways Operated by the Group



Shida Road
Hangzhou Ring Road
Hangzhou
Dajing
XIAOSHAN AIRPORT
HangPu Exp.
Qiantang River
JiaShao Exp.
Guzhu
HangHui Exp.
HangXinJing Exp.
Fuchun River
Shaoxing
Shangyu
Ningbo
HangQian Exp.
Hangzhou-Ningbo Expressway
Shangsan Expressway
Qiandao Lake
HangJinQu Exp.
YongJin Exp.
Yiwu
HuangQuNan Exp.
ZHEJIANG PROVINCE
Jinhua
Quzhou
JIANGXI PROVINCE
LongLiWen Exp.
JinLiWen Exp.
TaiJin Exp.
Lishui
Wenzhou
LiLongQing Exp.
FUJIAN PROVINCE
G205
G104
G320
G330
LEGEND
PROVINCIAL CAPITAL
MUNICIPAL CAPITAL
OTHER CITIES/TOWNS
AIRPORT
RIVER
SERVICE AREA
EXPRESSWAY UNDER CONSTRUCTION
EXPRESSWAY OPERATED BY THE GROUP
EXPRESSWAY OPERATED BY OTHERS
NATIONAL ROUTE
RAILWAY
PROVINCIAL BOUNDARY
THIS IS AN UNOFFICIAL MAP


EAST CHINA SEA
Zhoushan
Putuo shan
Ningbo
:nmen
Wen Exp.
iao River
ou


衢州
QUZHOU
黄山
上海
SHANGHAI
南京
NANJING





浙江沪杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO.,LTD.


營業額(人民幣百萬元)
年度
中期
3500
3000
2500
2000
1500
1000
500
0
1,189
599
1,723
754
2,168
1,005
2,472
1,100
3,132
1,474
1,674
2000
2001
2002
2003
2004
2005


純利(人民幣百萬元)
年度
中期
1400
1200
1000
800
600
400
200
0
636
315
761
368
890
446
1,009
492
1,226
602
711
2000
2001
2002
2003
2004
2005


每股盈利(人民幣分)
年度
中期
30
25
20
15
10
5
0
14.64
7.3
17.51
8.5
20.50
10.3
23.23
11.3
28.22
13.9
16.4
2000
2001
2002
2003
2004
2005


股本回報率(%)
年度
中期
12
10
8
6
4
2
0
7.10
3.5
8.19
4.1
9.18
4.7
9.94
5.0
11.43
5.9
6.6
2000
2001
2002
2003
2004
2005


H股股東
交通投資集團
華建
33%
56%
11%
本公司
73.625%
51%
99.9995%
51%
50%
50%
27.582%
35%
上三公司
發展公司
嘉興公司
余杭公司
石油公司
石大公司
中恒科技
嘉紹公司
100%
100%
上三高速公路 142.0公里
經營服務區、沿綫廣告及車輛服務業務
嘉興段 88.1公里
余杭段 11.1公里
杭州段 3.4公里
杭甬高速公路 145.0公里
滬杭高速公路 102.6公里
經營加油站及出售石油相關產品
開發、經營及管理石大綫
電腦技術的開發與應用
開發和經營嘉紹高速公路
附屬公司
聯營公司
合營公司

英國法定券商及財務顧問

嘉誠亞洲有限公司
香港中環
交易廣場一座5001室
電話: 852-2526 4211
傳真: 852-2530 9492

投資者關係顧問

緯思企業傳訊有限公司
香港
干諾道中111號
永安中心1312室
電話：852-2520 2201
傳真：852-2520 2241

主要往來銀行

中國工商銀行浙江分行
中國建設銀行浙江分行
上海浦東發展銀行杭州分行

H股股份過戶及登記處

香港證券登記有限公司
香港
皇后大道東183號
合和中心17樓
1712-1716室

H股上市資料

香港聯合交易所有限公司
代號：0576

倫敦證券股票交易所
代號：ZHEH

美國預託證券資料

美國交易所：櫃檯交易(OTC)
代碼：ZHEXY
CUSIP編號：98951A100
ADR：H股 1:30

執行董事
耿小平
方雲梯
章靖忠
宣道光

非執行董事
張魯芸
張楊

獨立非執行董事
董建成
張浚生
張利平

監事
馬克華
方哲形
孫笑俠
鄭啟華
蔣紹忠

公司秘書
章靖忠

授權代表
耿小平
章靖忠

法定地址
中國
浙江省杭州市
曙光路122號
浙江世貿大廈19樓
(310007)
電話：86-571-8798 5588
傳真：86-571-8798 5599

香港辦事處
香港
夏慤道12號
美國銀行中心29樓
2910室
電話：852-2537 4295
傳真：852-2537 4293

法律顧問
香港法律：
史密夫律師事務所
香港
中環畢打街11號
告羅士打大廈23樓

英國及美國法律：
史密夫律師事務所
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

中國法律：
天冊律師事務所
中國
浙江杭州
杭大路1號
黃龍世紀廣場A座11樓
(310007)

核數師兼申報會計師
安永會計師事務所
執業會計師
香港
中環夏慤道10號
和記大廈
15樓

19、 關聯方交易（續）

(c) 本集團於本公司聯營公司浙江高速石油發展有限公司(「石油公司」)訂立多項租賃協議。根據前文所述的協議，本集團向石油公司出租五個加油站。於2005年，本集團於石油公司錄得合共人民幣4,450,000元(2004年：4,450,000元)的租金收入。租金收入是根據本集團與石油公司之間的磋商結果而釐定。

(d) 浙江高速投資發展有限公司(「發展公司」)，一家本公司擁有51%權益的附屬公司，透過中國光大銀行(「光大銀行」)與浙江協安置業投資有限公司(發展公司擁有45%股份的聯營企業)分別於2005年1月6日和2005年2月1日簽定協議。據此，發展公司同意透過光大銀行向浙江協安置業投資有限公司分別提供本金額人民幣46,000,000元和人民幣70,000,000元的貸款，年利率均為10%，為期一年。

20、 結算日後事項

本公司發行的人民幣10億元的企業債券於2005年7月6日獲得上海證券交易所核准上市，並於2005年8月12日在上海交易所上市。

21、 或有負債及資產抵押

於2005年6月30日，本集團並無任何或有負債及其它資產抵押與擔保。

22、 比較數字

若干比較數字已獲重新呈列，以符合本期間的呈報方式。

23、 財務報表之核准

本財務報表已經董事會於2005年8月15日核准。

19、 關聯方交易

以下為本公司、其附屬公司於本期內日常經營業務過程中進行的關聯方交易概要。

(a) 於2004年8月16日，董事會決議本公司於2004年8月18日，就中國兩家獨立財務機構，即中國工商銀行（浙江省分行）及上海浦東發展銀行根據各自的融通協議，分別給予上三公司本金額人民幣280,000,000元及人民幣80,000,000元的貸款融通而向該兩家機構提供兩項擔保。

根據融通協議提供該等融通，旨在為上三公司的現有銀行定期貸款合共人民幣360,000,000元進行再度融資，且其利率及到期期限均與融通協議項下的新融通相若。

融通協議項下的貸款均為無抵押，且利率將是中國銀行不時公佈有關一年內到期貸款所適用的利率。各項擔保將告生效，直至根據各融通協議而動用的每項貸款償還日期起滿兩年為止。本公司並無就根據每項擔保提供的財務支持而應收的代價。

由於本公司的主要股東華建交通經濟開發中心擁有上三公司10%以上的股權，且本公司亦擁有上三公司73.625%權益，故上三公司為本公司的關聯人士。

於2005年6月30日，上三公司動用上述貸款融資的款項為人民幣150,000,000元。

(b) 於2004年10月25日，本公司透過交通銀行（「該行」）與浙江省交通投資集團有限公司（「交通投資集團」）的附屬公司浙江金基置業有限公司（「金基公司」）訂立一項貸款協議。據此，本公司同意透過該行向金基公司提供本金額人民幣260,000,000元的貸款，年利率為6.31%，為期一年。

該筆貸款是提供給金基公司作一般營運資金。由於金基公司是交通投資集團擁有其90%權益的附屬公司，且交通投資集團是本公司的主要股東，持有本公司約56%股份，故金基公司是本公司的關聯人士。

交通投資集團已就金基公司於貸款協議下的責任而向本公司及該行提供擔保。

17、 儲備

	截至2005年6月30日止6個月					
	股份溢價賬	商譽儲備金	法定盈餘公積金	法定公益金	留存收益	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於2005年1月1日	**3,645,726**	**(352,860)**	**892,951**	**431,448**	**1,108,364**	**5,725,629**
本期淨利潤	**–**	**–**	**–**	**–**	**711,457**	**711,457**
擬派中期股息	**–**	**–**	**–**	**–**	**(304,018)**	**(304,018)**
於2005年6月30日	**3,645,726**	**(352,860)**	**892,951**	**431,448**	**1,515,803**	**6,133,068**

	截至2004年6月30日止6個月					
	股份溢價賬	商譽儲備金	法定盈餘公積金	法定公益金	留存收益	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於2004年1月1日	3,645,726	(352,860)	710,497	340,221	981,537	5,325,121
本期淨利潤	–	–	–	–	602,410	602,410
擬派中期股息	–	–	–	–	(173,725)	(173,725)
於2004年6月30日	3,645,726	(352,860)	710,497	340,221	1,410,222	5,753,806

18、 承諾

	於2005年6月30日		
	承諾數	已開支	餘額
	人民幣百萬元	人民幣百萬元	人民幣百萬元
滬杭甬高速公路拓寬工程			
大井至楓涇	2,508	1,215	1,293
沽渚至大朱家	2,300	485	1,815
增持浙江上三高速公路有限公司18.4%權益	485	–	485
服務區改擴建工程	1	1	–
辦公樓裝修	5	4	1
上三高速公路尾工	48	–	48
設備購置	72	20	52
嘉紹高速公路項目	1,145	35	1,110
合計	6,564	1,760	4,804

16、 遞延稅項

	於2005年 6月30日 人民幣千元 未經審計	於2004年 12月31日 人民幣千元 經審計
遞延稅務負債		
期初	**384,577**	325,703
期內支出／(收入)	**44,198**	58,874
期末	**428,775**	384,577
主要構成分析		
有價證券按期末市價之重估	**2,343**	(4,210)
折舊方法引起之時間差異	**426,432**	388,787
	428,775	384,577
遞延稅務資產		
期初	**38,319**	–
期內支出／(收入)	**–**	38,319
期末	**38,319**	38,319
主要構成分析		
未扣除的固定資產處置	**38,319**	38,319
	38,319	38,319

13、 其他應收款

	於2005年 6月30日 人民幣千元 未經審計	於2004年 12月31日 人民幣千元 經審計
預付款項	**39,907**	26,989
向關聯人士委託貸款	**376,000**	260,000
向第三方委託貸款	**–**	10,000
按金及其他應收款	**19,460**	84,028
合計	**435,367**	381,017

14、 應付賬款

於2005年6月30日應付賬款之賬齡及於2004年12月31日之比較數字如下：

	於2005年 6月30日 人民幣千元 未經審計	於2004年 12月31日 人民幣千元 經審計
一年以內	**347,950**	262,085
一至二年	**26,692**	10,037
二年至三年	**731**	20,930
三年以上	**99**	4,161
合計	**375,472**	297,213

15、 其他應付款及應計款項

	於2005年 6月30日 人民幣千元 未經審計	於2004年 12月31日 人民幣千元 經審計
應計款項	**51,670**	82,022
其他負債	**222,896**	198,014
應付關聯人士的款項	**12,151**	12,151
應付控股公司的款項	**2,599**	2,599
合計	**289,316**	294,786

9、 股息

董事建議派發中期股息每股人民幣7.0分(折合港幣約6.6仙)(2004年中期：每股人民幣4.0分)，該項建議尚有待本公司將在2005年10月31日召開的臨時股東大會上經股東的批准。該建議已載於該等財務報表中。

10、 每股盈利

基本每股盈利乃按本期間內本公司股東應佔來自日常經營業務之純利人民幣711,457,000元(2004年：人民幣602,410,000元)及本期間內已發行股份4,343,114,500股(2004年：4,343,114,500股)計算。

由於該等期間並無產生任何攤薄事項，故此並無予以計算本期間之攤薄每股盈利。

11、 固定資產

本期內，除了人民幣423,723,000的租賃土地從2005年1月1日前的固定資產項下重分類至經營租賃項下的預付土地租金之外，固定資產並無其他重大變化。

12、 應收賬款

於2005年6月30日應收賬款之賬齡及於2004年12月31日之比較數字如下：

	於2005年 6月30日 人民幣千元 未經審計	於2004年 12月31日 人民幣千元 經審計
一年以內	**25,582**	25,636
一至二年	**3,090**	933
二年以上	**933**	–
合計	**29,605**	26,569

本集團之平均信用期約為180天。

8、 所得税項

本集團於本期間內並無應課香港利得税的收入，故並無作此項撥備。

本集團須就應課税收入(按中國法律及會計準則編製的財務報表之應納税所得額計算)的33%税率繳付企業所得税。

根據新香港財務報告準則，聯營企業和共同控制企業所佔税務份額的呈列均已不同。此項呈列的變動已作追溯應用。

	截至6月30日止6個月，	
	2005年 人民幣千元 未經審計	2004年 人民幣千元 未經審計 (重列)
集團		
應計税項	**328,805**	270,078
已退税款	**–**	(34,360)
遞延税項	**44,198**	28,204
本期之税項開支	**373,003**	263,922

適用於除税前會計溢利之税項，從中國法定税率到實際税率的調整如下：

	截至6月30日止6個月，	
	2005年 人民幣千元 未經審計	2004年 人民幣千元 未經審計 (重列)
集團		
除税前會計溢利	**1,137,080**	911,757
以法定税率33%計算税項	**375,236**	300,880
税項退回	**–**	(34,360)
非納税所得額及不可扣除收入／支出之税務影響	**(2,233)**	(2,598)
按集團實際利率計算之税項	**373,003**	263,922

5、其它收益

	截至6月30日止6個月，	
	2005年 人民幣千元 未經審計	2004年 人民幣千元 未經審計
證券短期投資收益／(虧損)	**20,275**	(36,648)
利息收入	**12,901**	5,295
租金收入	**13,348**	10,629
拖車收入	**9,578**	8,719
匯兑(損失)／收益	**(778)**	137
其它零星收入	**6,897**	5,507
合計	**62,221**	(6,361)

6、來自經營業務之溢利

本集團來自經營業務之溢利已扣除下列各項：

	截至6月30日止6個月，	
	2005年 人民幣千元 未經審計	2004年 人民幣千元 未經審計 (重列)
折舊	**129,331**	130,921
高速公路經營權攤銷	**4,350**	4,350
商譽攤銷	**-**	6,126
預付租金攤銷	**8,946**	8,800
員工成本	**43,762**	44,035

7、聯營公司和合營公司溢利

	聯營公司 截至6月30日止6個月		合營公司 截至6月30日止6個月	
	2005年 人民幣千元 未經審計	2004年 人民幣千元 未經審計	2005年 人民幣千元 未經審計	2004年 人民幣千元 未經審計
除税前溢利	**4,888**	8,940	**15,936**	11,089
當期税項	**(1,391)**	(2,089)	**(5,259)**	(884)
税後溢利	**3,497**	6,851	**10,677**	10,205

4、 營業額及分類資料

於本期間內，本集團主要業務並無改變。經營業績按主要業務劃分概要如下：

	截至6月30日止6個月，			
	2005年		2004年	
	營業額	溢利貢獻	營業額	溢利貢獻
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
	未經審計	未經審計	未經審計	未經審計
				（重列）
按業務分類				
一通行費	**1,537,003**	**1,142,282**	1,376,019	1,005,821
一服務區	**114,449**	**10,418**	79,921	20,099
一廣告	**22,460**	**13,626**	18,427	10,221
	1,673,912	**1,166,326**	1,474,367	1,036,141
其它收益		**62,221**		(6,361)
行政開支		**(34,972)**		(46,759)
其它經營開支		**(10,015)**		(15,255)
來自經營業務之溢利		**1,183,560**		967,766

於本期間內，本集團全部營業額及來自經營業務之溢利均來自中國浙江省，因此，並無按地區劃分之營業額及經營業務之溢利的進一步分析。

3、 會計政策改變影響綜述（續）

採納新的香港財務報告準則對2004年12月31日和2005年1月1日的累計影響概括如下：

	於2004年 12月31日 人民幣千元 （原列示）	調整 人民幣千元	於2004年 12月31日 人民幣千元 （重列）	調整 人民幣千元	於2005年 1月1日 人民幣千元 （重列）
資產負債表項目					
固定資產	12,988,659	(423,723)	12,564,936	–	**12,564,936**
預付租金	–	423,723	423,723	–	**423,723**
對資產和負債的影響總額	12,988,659	–	12,988,659	–	**12,988,659**
少數股東權益	–	1,092,295	1,092,295	–	**1,092,295**
對權益的影響總額	–	1,092,295	1,092,295	–	**1,092,295**
少數股東權益	1,092,295	(1,092,295)	–	–	**–**
	1,092,295	(1,092,295)	–	–	**–**

採納新的香港財務報告準則，對本集團2004年1月1日的權益財務影響如下：

	原列示 人民幣千元	調整 人民幣千元	重列 人民幣千元
少數股東權益	–	1,012,417	1,012,417
對權益的影響總額	–	1,012,417	1,012,417

2、會計政策（續）

(d) 金融工具(續)

金融資產及金融負債的分類及計量

2005年1月1日之前，本集團依照香港會計實務準則第24號所提供的方法對其債務及股本證券進行分類。遵照香港會計實務準則第24號，債務及股本證券投資根據實際情況被分類為「持作買賣的證券投資」、「非買賣投資」、「持至到期投資」。「持作買賣的證券投資」和「非買賣投資」都按公允價值計量。「持作買賣的證券投資」未實現的盈利或虧損在產生盈利或虧損的會計期間計入損益。「非買賣投資」未實現的盈利或虧損則計入權益，但當其被出售或決定對其進行減值的時候，就應該將其之前確認在權益中的累計盈利或虧損計入當期淨損益。2005年1月1日以後，本集團遵照香港會計準則第39號對其債務及股本證券進行分類和計量。根據香港會計準則第39號，金融資產被分類為「公允價值調整計入損益的金融資產」、「可供出售的金融資產」、「貸款及應收款項」及「持至到期金融資產」。「公允價值調整計入損益的金融資產」和「可供出售的金融資產」按公允價值計量，其公允價值變化分別計入損益和權益。「貸款及應收款項」及「持至到期金融資產」按實際利率法以攤銷成本計量。

於2005年1月1日，本集團根據香港會計準則第39號將「長期投資」和「短期投資」分別重分類為「可供出售的金融資產」和「證券投資」。2005年1月1日的資產和負債的期初賬面價值並不調整本集團的留存收益。

3、會計政策改變影響綜述

之前所述的會計政策變化對本期和2004年同期業績的影響如下：

	截至6月30日止6個月，	
	2005年 人民幣千元	2004年 人民幣千元
商譽攤銷的減少	**6,123**	–
期間利潤的增加	**6,123**	–

2、 會計政策（續）

(b) 共同控制企業之權益

2005年1月1日之前，共同控制企業之權益是按權益法入賬。香港會計準則第31號「共同控制企業之權益」允許企業對其共同控制企業的權益按比例合併法或權益法入賬。在應用香港會計準則第31號後，本集團選擇繼續對其共同控制企業按權益法入賬。

(c) 租賃土地

2005年1月1日之前，租賃土地是包括在固定資產中，並按直線法在其租賃期限內攤銷其土地使用權價值的。本期間內，本集團已採納香港會計準則第17號「租賃」。依照香港會計準則第17號，連帶土地的房屋租賃應按租賃分類的目的將土地和房屋分開考慮，除非支付的租金無法可靠地在土地和房屋之間分配，那麼連帶土地的房屋租賃將被視為一個整體按融資租賃處理。對於支付的租金能在土地和房屋之間進行可靠分配的，本集團已將租賃土地從固定資產中重分類至經營租賃項下的預付租金，並在租賃期間內按直線法攤銷其土地使用權價值。比較數字已予以重列。而對於支付的租金無法在土地和房屋之間進行可靠分配的，租賃土地則仍然在固定資產中列示。

(d) 金融工具

於本期間內，本集團已應用香港會計準則第32號「金融工具：披露與呈報」和第39號「金融工具：確認及計量」。香港會計準則第32號要求追溯性應用，而於2005年1月1日或之後開始的年度會計期間生效的第39號準則一般不允許對金融資產及負債進行追溯性的確認、撤銷確認或計量。因執行香港會計準則第32號及39號而產生的主要影響概括如下：

1、 呈報基準

本簡明財務報表是根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附件十六的適用披露規定及香港會計師公會頒佈之香港會計準則第34號「中期財務報告」而編製。

2、 會計政策

本簡明財務報表除了一些金融工具是以公允價值計量以外，是按照歷史成本基準編製的。

除以下所述之外，本簡明財務報表中所採納的會計政策與本集團編製的截至2004年12月31日止的年度財務報表所採納的會計政策一致。

於本期間，本集團首次應用香港會計師公會頒佈的對2005年1月1日或以後開始的會計期間生效的多項新增香港財務報告準則、香港會計準則及詮釋(統稱為「新香港財務報告準則」)。由於應用新香港財務報告準則，損益表、資產負債表及權益變動表的呈列有所變動。尤其是，少數股東權益及聯營企業和共同控制企業所佔税項份額的呈列已不同。此項呈列的變動已作追溯應用。採納新香港財務報告準則對本集團編製及呈列本期間或先前會計期間業績有影響的會計政策變動如下：

(a) 業務合併

於本期間，本集團採納香港財務報告準則第3號「業務合併」。此項準則應用於協議訂立日期為2005年1月1日或之後的業務合併。應用香港財務報告準則第3號對本集團的主要影響概括如下：

商譽

2005年1月1日之前，因收購而產生的商譽均撥作資本，並於其估計可使用期限攤銷。對於之前已在資產負債表上呈列的資本化商譽，自2005年1月1日起本集團已不再攤銷，但會每年對其最少作一次減值測試。2005年1月1日後因收購而產生的商譽將在初步確認後，按其成本減累計減值虧損(如有)計量。由於這項會計政策的改變，期內並無對商譽作出攤銷。2004年度的比較數字並無予以重列。

	截至6月30日止6個月，	
	2005年	2004年
	人民幣千元	人民幣千元
經營業務之現金流入淨額	**1,062,307**	1,030,302
投資活動之現金流入淨額	**(579,565)**	(359,132)
融資活動之現金流入淨額	**(533,615)**	(809,697)
現金及現金等價物之增加／(減少)淨額	**(50,873)**	(138,527)
於期初之現金及現金等價物	**721,999**	567,195
於期末之現金及現金等價物	**671,126**	428,668
現金及現金等價物分析		
現金及銀行存款餘額	**548,245**	373,235
於原預定到期日少於三個月之定期存款	**122,881**	55,433
	671,126	428,668

	本公司股東應佔權益			少數	
	股本	儲備	合計	股東權益	權益總額
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
2004年1月1日餘額	4,343,115	5,802,864	10,145,979	–	10,145,979
會計政策變動影響	–	–	–	1,012,417	1,012,417
餘額重列	4,343,115	5,802,864	10,145,979	1,012,417	11,158,396
截至2004年6月30日止6個月溢利	–	602,410	602,410	62,481	664,891
已派發股利	–	(477,743)	(477,743)	–	(477,743)
已派發少數股東股利	–	–	–	(17,784)	(17,784)
2004年6月30日餘額	4,343,115	5,927,531	10,270,646	1,057,114	11,327,760
2005年1月1日餘額	**4,343,115**	**6,377,096**	**10,720,211**	**–**	**10,720,211**
會計政策變動影響	**–**	**–**	**–**	**1,092,295**	**1,092,295**
餘額重列	**4,343,115**	**6,377,096**	**10,720,211**	**1,092,295**	**11,812,506**
截至2005年6月30日止6個月溢利	**–**	**711,457**	**711,457**	**66,794**	**778,251**
已派發股利	**–**	**(651,467)**	**(651,467)**	**–**	**(651,467)**
已派發少數股東股利	**–**	**–**	**–**	**(58,508)**	**(58,508)**
2005年6月30日餘額	**4,343,115**	**6,437,086**	**10,780,201**	**1,100,581**	**11,880,782**

	附註	於2005年 6月30日 人民幣千元 未經審計	於2004年 12月31日 人民幣千元 經審計 (重列)
權益及負債			
本公司股東應佔權益			
股本		**4,343,115**	4,343,115
股本溢價和儲備	17	**6,133,068**	5,725,629
建議派發股息		**304,018**	651,467
		10,780,201	10,720,211
少數股東權益		**1,100,581**	1,092,295
權益總額		**11,880,782**	11,812,506
非流動負債			
附息的銀行及其它貸款		**623,620**	655,570
長期債券		**1,000,000**	1,000,000
遞延所得稅債務	16	**428,775**	384,577
		2,052,395	2,040,147
流動負債			
應付賬款	14	**375,472**	297,213
應付所得稅		**237,163**	185,482
其它應繳稅項		**23,699**	24,343
其它應付款及應計款項	15	**289,316**	294,786
附息的銀行及其它借貸		**1,015,272**	787,892
應付股息		**-**	19,070
		1,940,922	1,608,786
負債總額		**3,993,317**	3,648,933
權益及負債總額		**15,874,099**	15,461,439

	附註	於2005年 6月30日 人民幣千元 未經審計	於2004年 12月31日 人民幣千元 經審計 (重列)
資產			
非流動資產			
固定資產	11	**12,975,037**	12,564,936
於合營公司的權益		**82,219**	79,812
於聯營公司的權益		**219,127**	176,744
高速公路經營權		**192,895**	197,245
預付租金		**396,884**	405,830
長期投資		**1,000**	1,000
商譽		**85,472**	85,472
遞延所得稅資產	16	**38,319**	38,319
		13,990,953	13,549,358
流動資產			
預付租金		**17,893**	17,893
證券投資		**629,720**	676,447
存貨		**7,235**	6,416
應收賬款	12	**29,605**	26,569
其它應收款	13	**435,367**	381,017
現金及現金等價物		**763,326**	803,739
		1,883,146	1,912,081
資產總額		**15,874,099**	15,461,439

	附註	截至6月30日止6個月， 2005年 人民幣千元	 2004年 人民幣千元 （重列）
營業額	4	**1,673,912**	1,474,367
經營成本		**(507,586)**	(438,226)
溢利總額		**1,166,326**	1,036,141
其它收益	5	**62,221**	(6,361)
行政開支		**(34,972)**	(46,759)
其它經營開支		**(10,015)**	(15,255)
來自經營業務之溢利	6	**1,183,560**	967,766
融資成本		**(46,480)**	(56,009)
佔聯營公司溢利	7	**3,497**	6,851
佔合營公司溢利	7	**10,677**	10,205
除税前溢利		**1,151,254**	928,813
所得税項	8	**(373,003)**	(263,922)
本期溢利		**778,251**	664,891
可分為：			
本公司股東		**711,457**	602,410
少數股東損益		**66,794**	62,481
股息			
建議中期	9	**304,018**	173,725
每股盈利	10	**16.38分**	13.87分

致謝

在拓寬工程二期(杭州至上海段)行將完工之際，本人謹藉此機會向在拓寬工程各崗位上辛勤工作的員工們表示謝意。

承董事會命
耿小平
董事長

中國杭州，2005年8月15日

根據證券及期貨條例須披露的其它權益

於2005年6月30日，按本公司根據證券及期貨條例第336條規定須存置的股東股份權益名冊所載，擁有本公司已發行股本5%或以上的股東如下：

名稱	股份數目	佔股本的百分比(內資股)
浙江省交通投資集團有限公司	2,432,500,000	83.61%
華建交通經濟開發中心	476,760,000	16.39%

名稱	股份數目	佔股本的百分比(H股)
Aberdeen Asset Management Asia Ltd.	206,029,000	14.37%
Mondrian Investment Partners Ltd.	100,776,000	7.03%
Sumitomo Mitsui Asset Management Co., Ltd.	99,642,000	6.95%
The Capital Group Companies, Inc.	84,692,000	5.91%
JP Morgan Chase & Co.	76,515,113	5.34%

除上文所披露者外，於2005年6月30日，概無人士登記擁有本公司股份或相關股份的權益或淡倉而須根據證券及期貨條例第336條的規定登記在冊。

遵守企業管治常規守則及標準守則

本公司在本期間內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之《企業管治常規守則》中的守則條文。

本公司已採納一套比上市規則附錄10所定標準更高的董事證券交易的守則。經確認，董事於本期間內遵守了標準守則所訂有關董事進行證券交易的標準及公司自訂的守則。

購買、出售及贖回本公司的股份

於本期間內，本公司或其附屬公司概無購買、出售、贖回或註銷任何本公司股份。

董事、監事及最高行政人員股本、相關股本及債權的權益和淡倉的披露

於2005年6月30日，董事、監事及行政總裁於本公司的相聯法團(定義見證券及期貨條例第XV部)的股本中擁有本公司根據證券及期貨條例第352條須記錄於須存置的登記冊內的權益，或根據上市公司董事進行證券交易的標準守則而須知會本公司及香港聯合交易所有限公司(「聯交所」)的權益如下：

於浙江高速投資發展有限公司的股份中的權益

姓名	職位	權益	出繳註冊資本(人民幣)	權益性質	佔相聯法團註冊資本的百分比
耿小平先生	董事長	股本權益	2,400,000	直接實益擁有	3.00
方雲梯先生	董事／總經理	同上	1,920,000	同上	2.40
章靖忠先生	董事	同上	550,000	同上	0.69
宣道光先生	董事	同上	1,100,000	同上	1.38
方哲形先生	監事	同上	700,000	同上	0.88

於2005年6月30日，除上文所披露者外，董事、監事及行政總裁概無於本公司或其任何相聯法團的股份、相關股份或債券中擁有根據證券及期貨條例第352條須予登記在冊或根據上市公司董事進行證券交易的標準守則而須知會本公司及聯交所的權益或淡倉。

浙江省經濟在經歷了十數年的高速發展後，正面臨著結構性調整和投資增幅放緩。浙江省下半年的國民生產總值增長率，預期將會較上半年的12.0%還會有所放緩，但預期不會降至單位數的增長率。

上半年，儘管本集團所經營的兩條高速公路車流量增長率平均達7.2%至9.5%，但有關增長比率均呈現下降趨勢，並預期在下半年還會進一步下降。

自2004年6月中開展禁止貨車超載的措施後，車流量的構成開始出現變化，以致重型貨車的增長率較其它車類更高。正因如此，2005年上半年通行費收入增長率超出車流量增長率約3至7個百分點，但該等額外增長率將於下半年逐漸收窄，令通行費收入增長率與車流量增長率更趨一致。

儘管如此，預期下半年，本集團所經營的高速公路將繼續錄得車流量及通行費收入增長，雖然有關增長率將會較過往數年有所放緩。

待滬杭甬高速公路拓寬工程二期(杭州至上海段)於年底正式完工後，該公路的通行狀況預期將獲明顯改善，為2006年後的車流量持續增長帶來更大動力。

資本開支承諾和使用

於本期間內，本集團及本公司的資本開支總額分別為約人民幣5億7,890萬元及人民幣3億3,510萬元。本集團約89.0%的資本開支總額用於拓寬工程。

於2005年6月30日，本集團資本開支承諾為人民幣48億零480萬元，其中約人民幣31億零840萬元將用於拓寬工程。

或有負債及資產抵押

於2005年6月30日，本集團並無任何或有負債及其它資產抵押與擔保(2004年12月31日：無)。

外匯風險

除一筆約人民幣7億7,630萬元的世界銀行美元貸款，以及本公司須以港幣支付的H股股息外，本集團的主要業務均以人民幣進行及入賬。

近期人民幣兑美元的匯率體系有所變動，可有利本集團償還世界銀行的貸款，儘管影響並不大。雖然董事並不預期本集團有任何重大的匯兑風險，但亦不能保證外匯環境的任何進一步變化，在未來不會對本集團的經營業績產生不利影響。

財務資源

於2005年6月30日，本集團持有合共人民幣6億7,110萬元的現金及現金等價物、人民幣9,220萬元的定期存款及人民幣6億2,970萬元的短期投資，總值人民幣13億9,300萬元(2004年12月31日：人民幣14億8,010萬元)。詳情如下：

	於2005年 6月30日 人民幣千元	於2004年 12月31日 人民幣千元
現金及現金等價物	**671,126**	721,999
人民幣	**671,074**	717,559
美元等價物	**–**	4,434
歐元等價物	**–**	–
港元等價物	**52**	6
定期存款	**92,200**	81,740
人民幣	**92,200**	81,740
美元等價物	**–**	–
歐元等價物	**–**	–
港元等價物	**–**	–
短期投資	**629,720**	676,447
人民幣	**629,720**	676,447
合計	**1,393,046**	1,480,186
人民幣	**1,392,994**	1,475,746
美元等價物	**–**	4,434
歐元等價物	**–**	–
港元等價物	**52**	6

於本期間內，短期投資減少6.9%至人民幣6億2,970萬元，當中93.4%為國債投資，餘下部份為封閉式證券投資基金。預期2005年下半年，本集團整體短期投資將會繼續減少。

董事相信在可預見的未來，現有財務資源及融資足夠應付其資本開支與營運資金需要，以及其它已知或預期的承諾或債務。

本期間內，本集團半年期和一年期國內商業銀行借款達人民幣7億9,000萬元，利率由4.67%至5.58%不等。於本期間內，本集團為數人民幣7億7,630萬元的世界銀行美元貸款實際利率為4.11%。本公司發行的人民幣10億元企業債券的年利率為4.29%，每年須付息一次。政府的人民幣貸款利率仍然與於2004年12月31日適用的利率相同。

除世界銀行美元貸款採用浮動利率外，本期間內，本集團的其它附息借款利率均為固定利率。

於本期間內，未扣除息税前利潤約為人民幣11億9,770萬元，本集團的盈利對利息倍數(未扣除息税前利潤除以利息開支)為25.0(2004年6月30日：17.6)。

資本結構

截至2005年6月30日，本集團的總權益為人民幣118億8,080萬元、固定利率債務為人民幣18億6,260萬元、浮動利率債務為人民幣7億7,630萬元、無息債務為人民幣13億5,440萬元，分別佔本集團總資本約74.8%、11.7%、4.9%及8.6%。

2005年6月30日的杠杆比率(固定利率債務、浮動利率債務及無息債務的總和除以總權益)為33.6%(2004年12月31日：30.9%)。董事認為於本期間內，本集團的償債能力仍然很強。

淨流動資產及總資產減流動負債

於2005年6月30日，本集團流動資產為人民幣18億8,310萬元，流動負債為人民幣19億4,090萬元，總資產為人民幣158億7,410萬元，淨流動資產(流動資產減流動負債)為人民幣-5,780萬元(2004年12月31日：人民幣3億零330萬元)，總資產減流動負債為人民幣139億3,320萬元(2004年12月31日：人民幣138億5,270萬元)。

於本期間，本集團採取穩健的財務政策，財政狀況良好，致使經營業績能保持雙位數字的增長。

資金流動性

於2005年6月30日，本集團持有人民幣18億8,310萬元的流動資產，其中應收賬款、其它應收款項及存貨佔25.1%(2004年12月31日：21.9%)。

於2005年6月30日，本集團從經營業務產生的現金流入淨額充足，達人民幣10億6,230萬元。

2005年6月30日的流動比率(流動資產除以流動負債)為1.0(2004年12月31日：1.1)。考慮到本集團的主要業務性質，加上其現金及現金等價物佔流動資產的比例甚高，因此現時的流動比率反映本集團擁有高度的資金流動性。

借貸及資本結構

借貸

本期間內，本集團的附息借貸總額由期初人民幣24億4,350萬元增加至2005年6月30日的人民幣26億3,890萬元。截至2005年6月30日，本集團持有的長期附息借貸為人民幣16億2,360萬元，較期初減少1.9%，而短期附息借貸則達人民幣10億1,530萬元，較期初增加28.9%。詳情如下：

		附息借款到期情況		
	總額	到期 1年以內	到期 2-5年	到期 5年以上
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
浮動利率				
世界銀行貸款	776,292	157,892	365,827	252,573
固定利率				
商業銀行貸款	790,000	790,000	–	–
企業債券	1,000,000	–	–	1,000,000
政府貸款	72,600	67,380	5,220	–
合計(2005-6-30)	2,638,892	1,015,272	371,047	1,252,573
合計(2004-12-31)	2,443,462	787,892	377,847	1,277,724

高速公路拓寬工程

至於進行中的滬杭甬高速公路四車道拓寬至八車道工程(「拓寬工程」),二期工程(杭州至上海段)的進度理想,預計於2005年底前可全面完工;三期工程(上虞至寧波段)亦如期進行,並計劃在2007年底前完工。

根據目前拓寬工程的情況而言,我們預期整個拓寬工程將可以在人民幣52億4,000萬元概算內完成。

人力資源

本公司的整體員工人數、薪酬政策、花紅分配及培訓計劃,均與本公司最近一次年報中披露的情況並沒有任何顯著變化。

除了因為浙江省經濟增長放緩的影響外，本期間內，滬杭甬高速公路及鄰近高速公路持續實施的拓寬工程，也為滬杭甬高速公路的車流量帶來了一定程度的分流影響，其中尤以嘉興段為甚。

自年初起，調低了10噸或以上重型貨車的通行費率，以及就重型貨車分類作出相應調整後，重型貨車的車流量無論是以絕對值或是按佔總交通流量的比例而言，均因此而不斷增長，致使本期間內通行費收入增長率明顯地較車流量增長率為高。

收費公路相關業務

本集團繼續從事若干與收費公路相關的業務，如經營本集團高速公路沿線服務區、廣告及車輛維修業務。

於本期間，服務區的餐飲及商店等業務，以及高速公路沿線的廣告及車輛維修業務繼續增長，而增長率更高於收費公路業務的增長率。該等收費公路相關業務的營業額較2004年同期增加約35.3%至人民幣1億6,670萬元。

長期投資

於本期間，杭州石大公路有限公司（本公司持有50%股權的合營公司）所擁有及經營的全長9.45公里的石大公路，錄得23.3%的車流量增長率；通行費收入則增長15.8%至人民幣4,040萬元。該合營公司實現除稅前利潤人民幣3,190萬元，較2004年同期上升43.7%。

本期間內，石油消費的需求增長，帶動了浙江高速石油發展有限公司（本公司持有50%股權的聯營公司）的收入增加27.1%。但與此同時，全球石油市場價格大幅上漲，亦導致其利潤率收窄。該聯營公司實現淨利潤人民幣810萬元，較2004年同期減少43.3%。

中恒世紀科技實業股份有限公司（本公司持有27.58%股權的聯營公司）所經營的計算器網絡及數碼印刷業務面臨激烈競爭。儘管營業額較2004年同期錄得68.9%的增幅，本期間內該聯營公司仍錄得人民幣200萬元虧損。惟該等虧損對本集團影響有限。

受國家持續實施宏觀經濟調控措施的影響，以及浙江省經濟結構性矛盾日增和省內投資增長速度的放緩，浙江省經濟增長步伐也隨之放緩，其國內生產總值增長率由2004年上半年的15.5%下降至本期間的12.0%。

本期間浙江省經濟增長放緩，乃導致本集團所經營的高速公路車流量增長率明顯放緩的主要原因。

於本期間，收費公路業務的收入較2004年同期增長11.4%至人民幣16億1,790萬元；而與收費公路相關業務的收入亦增長34.9%至人民幣1億7,030萬元。

本集團於本期間內的營業額分析載列如下：

	截至6月30日止6個月，		
	2005年 人民幣千元	2004年 人民幣千元	變動(%)
通行費收入			
滬杭甬高速公路	**1,215,355**	1,106,114	9.9%
上三高速公路	**402,549**	345,916	16.4%
其它收入			
服務區	**116,696**	81,852	42.6%
廣告	**23,786**	19,510	21.9%
小計	**1,758,386**	1,553,392	13.2%
減：收入税項	**(84,474)**	(79,025)	6.9%
營業額	**1,673,912**	1,474,367	13.5%

收費公路業務

於2005年上半年，本集團經營的高速公路車流量維持穩健增長，雖然有關增長率較過往數年明顯有所放緩。

於本期間內，滬杭甬高速公路的日均全程車流量為35,295輛，較2004年同期增長約7.2%；通行費收入為人民幣12億1,540萬元，較2004年同期增長9.9%。

另一方面，本期間內上三高速公路的日均全程車流量達20,794輛，通行費收入則達人民幣4億零250萬元，較2004年同期分別增長9.5%及16.4%。

浙江滬杭甬高速公路股份有限公司（「本公司」）董事（「董事」）欣然呈報本公司及其附屬公司（統稱「本集團」）根據香港公認會計準則及下文綜合財務報表附註1所述之呈報基準編制的截至2005年6月30日止6個月（「本期間」）未經審計綜合經營業績。

本期間內，本集團營業額與2004年同期相比增長13.5%，達人民幣16億7,390萬元；本公司股東應佔來自日常業務之純利增長18.1%，達人民幣7億1,150萬元。本期間內，每股盈利為人民幣16.38分，與2004年同期相比增長18.1%。

董事建議派發中期股息每股人民幣7.0分。該項建議尚有待本公司將在2005年10月31日召開的臨時股東大會上經股東的批准。

追求卓越　創造價值　締結和諧

浙江滬杭甬的經營要旨，一直以追求卓越為根本，以創造價值為目標。我們在追求多方面的卓越的同時，將為各利益相關者創造最大價值作為出發點和依歸。我們相信，只有通過為各利益群體包括股東、客戶、員工、合作夥伴及社區等創造最大的價值，締結相互和諧的關係，本公司才能達成持續、長遠的成功。

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.


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創造價值

2005
中期業績報告